***OAO Siberian Oil Company***

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

Исх 05/4602/1
от 15.08.2003 г.





sibneft

Rule 12g3-2(b) File No. 82-4882



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

<u>Rule 12g3-2(b) File No. 82-4882</u>

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.



Very truly yours,

Valery A. Oif
Vice President

File No. 82-4882
ANNEX A

| | |
|---|---|
| Exhibit 1: | Publication in the FSC Bulletin Supplement ("Vestnik") № 56, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 July, 2003 |
| Exhibit 2: | Publication in the FSC Bulletin Supplement ("Vestnik") № 56, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 July, 2003 |
| Exhibit 3: | Publication in the FSC Bulletin Supplement ("Vestnik") № 60, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 July, 2003 |
| Exhibit 4: | Publication in the FSC Bulletin Supplement ("Vestnik") № 62, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 06 August, 2003 |
| Exhibit 5: | Publication in the FSC Bulletin Supplement ("Vestnik") № 62, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 06 August, 2003 |
| Exhibit 6: | Official press-release on the fact that Sibneft Calls Shareholder Meeting to Amend Corporate Charter, dated 11 July, 2003 |
| Exhibit 7: | Official press-release on the Statement by Sibneft regarding the status of the merger with YUKOS, dated 24 July, 2003 |
| Exhibit 8: | Official press-release on the fact that Sibneft Shareholders to Approve Interim Dividends, dated 25 July, 2003 |

# Exhibit 1

**Publication in the FSC Bulletin Supplement ("Vestnik") № 56, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 July, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **04.07.2003**
Code: **1300146A04072003**

OJSC "Sibneft" Board meeting was held on 04 July, 2003.

The following resolves were made on the third issue of agenda " To hold an extraordinary general shareholders' meeting of JSC Sibneft":

3.1. To hold an extraordinary general shareholders' meeting on 18 August, 2003 in the form of an absentee voting with the following agenda:

1. To approve the new edition of the Charter of the Company

3.2. The summation of the voting results on the issues of agenda shall be committed to the Company's registrar OJSC "Registrator R. O. S. T." acting as a calculating commission on 18 August, 2003 at 2:00 p.m. at Moscow, Stromynka St., 18, building 13. To appoint Mr. Potapov K.N. as the chairman of the Extraordinary Shareholders Meeting and Mr. Novikov V.I. as the secretary of the Meeting and to charge them to draw up a minutes of the Meeting.

3.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting on 04 July, 2003 at 07:00 p.m.

3.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:

- draft of the new edition of the Charter of the Company;
- issues of agenda information;
- recommendation of the Board of Directors on the voting at the EGM.

The following resolves were made on the fourth issue of agenda "To approve the text of the notification for shareholders of the holding of the EGM, the form and text of the voting bulletins":

4.1. To approve the text of the notification for shareholders of the holding of the EGM of JSC Sibneft (Annex 1)
4.2. To approve the form and text of the voting bulletins at the EGM of shareholders of JSC Sibneft (Annex 2)
4.3. To charge the registrar to send notifications of the EGM and bulletins for voting on questions of the agenda to shareholders by the registered mail – till 18 July, 2003 and also to publish till mentioned date the announcement of holding of the Meeting in newspaper "Rossiyskaya Gazeta"

8 members of the Board of Directors from 9 took part in the Meeting, held in the form of absentee voting (Vinchel M.G. didn't take part). Decisions on all questions of agenda were made by 7 votes "For", Tyryshkin I.A. voted "Abstain".

Annex 1.

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 18 August, 2003.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 04 July, 2003 (at 7:00 p.m.).

**Agenda of the Meeting:**

1. To approve the Charter of JSC Sibneft in new edition.

Results of the Extraordinary Shareholders Meeting will be summed up on 18 August, 2003 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 18 July, 2003:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 771-73-35;
- at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
- at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 7-60-41.

You may also find all information materials for the shareholder's meeting at our web-site in Internet www.sibneft.ru.

Please fill in the bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally.

In the event when bulletins are signed by:

- **shareholder's representative,** then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
- **representative of natural person** then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
- **head of juridical person** then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 771-73-35,

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 13 September, 2003.

Board of Directors of JSC Sibneft

President E.M. Shvidler

File No. 82-4882

# Exhibit 2

**Publication in the FSC Bulletin Supplement ("Vestnik") № 56, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 July, 2003**

## Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **04.07.2003**
Code: **1500146A04072003**

At the meeting of the Board of Directors of JSC "Siberian Oil Company" dated 04 July, 2003, it was resolved on the third question of agenda "To convoke the Extraordinary General Shareholders Meeting of JSC Sibneft" – to fix the date of compilation the list of shareholders entitled to take part in the extraordinary general shareholders meeting – 04 July, 2003, as for 7:00 p.m. (Moscow time).

President E.M. Shvidler

File No. 82-4882

# Exhibit 3

**Publication in the FSC Bulletin Supplement ("Vestnik") № 60, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 July, 2003**

**File No. 82-4882**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **16.07.2003**
Code: **0400146A16072003**

JSC Sibneft has established the entity with 100 per cent share in its capital stock named Limited Liability Company "Sibneft-Sankt-Peterburg":
Legal address: 197706, Sankt-Peterburg, Sestroretsk, Sovetskiy Pr., 10
Mailing address: 197706, Sankt-Peterburg, Sestroretsk, Sovetskiy Pr., 10
The issuer's share in LLC "Sibneft-Sankt-Peterburg" capital stock:

before changing – 0 %
after changing – 100 %

The date of changing: 16.07.2003

President E.M. Shvidler

**File No. 82-4882**

# Exhibit 4

**Publication in the FSC Bulletin Supplement ("Vestnik") № 62, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 06 August, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **25.07.2003**
Code: **1300146A25072003**

OJSC "Sibneft" Board meeting was held on 25 July, 2003.

The following resolves were made on the first issue of agenda:

"1.1. To hold an extraordinary general shareholders' meeting on 15 September, 2003 at 2:00 p.m. in the form of an absentee voting with the following agenda:

2. To make payment (to declare) of dividends based on results from the first half of fiscal year 2003.
3. To reorganize OJSC Sibneft in the form of accession of LLC Rubicon to the Company
4. To approve the Agreement on Accession and the Transfer Certificate

1.2. The summation of the voting results on the issues of agenda shall be committed to the Company's registrar OJSC "Registrator R. O. S. T." acting as a calculating commission on 15 September, 2003 at 12:00 p.m. at Moscow, Stromynka St., 18, building 13. To appoint Mr. Potapov K.N. as the chairman of the Extraordinary Shareholders Meeting and Mr. Novikov V.I. as the secretary of the Meeting and to charge them to draw up a minutes of the Meeting.

1.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting on 31 July, 2003 at 07:00 p.m.

1.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:

- recommendations of the Board of Directors for voting on the EGM
- annual reports and balance sheets of JSC Sibneft and LLC Rubicon as for the last reporting date and for the last 3 financial years;
- a conclusion of an independent valuator;
- draft of the Agreement on LLC Rubicon Accession and the Transfer Certificate;
- issues of agenda information.

1.5. To recommend the general shareholders meeting to make the decision to reorganize OJSC Sibneft in the form of accession of LLC Rubicon and to approve the Agreement on Accession and the Transfer Certificate.

8 members of the Board of Directors from 9 took part in the Meeting. The results of the voting: "For" – 8; "Against" – no; "Abstain" – no. Decision was made.

The following resolve was made on the second issue of agenda "On recommendation of the Board of Directors about the amount of dividends on results from the first half of fiscal year 2003".
2.1. To recommend the general shareholders meeting to make the decision (to declare) to pay dividends on results from the first half of fiscal year 2003 in the amount of 6 rubles 44 kopecks per one ordinary

share. Amount of funds directed to payment of dividends – 30 533 969 675,16 rubles.

8 members of the Board of Directors from 9 took part in the Meeting. The results of the voting: "For" – 8; "Against" – no; "Abstain" – no. Decision was made.

President E.M. Shvidler

# Exhibit 5

**Publication in the FSC Bulletin Supplement ("Vestnik") № 62, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 06 August, 2003**

**File No. 82-4882**

## Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky,
Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **25.07.2003**
Code: **1500146A25072003**

At the meeting of the Board of Directors of JSC "Siberian Oil Company" dated 25 July, 2003, it was resolved on the first question of agenda "To convoke the Extraordinary General Shareholders Meeting of JSC Sibneft" – to fix the date of compilation the list of shareholders entitled to take part in the extraordinary general shareholders meeting – 31 July, 2003, as for 7:00 p.m. (Moscow time).

President E.M. Shvidler

**File No. 82-4882**

# Exhibit 6

**Official press-release on the fact that Sibneft Calls Shareholder Meeting to Amend Corporate Charter, dated 11 July, 2003**

File No. 82-4882

# Sibneft Calls Shareholder Meeting to Amend Corporate Charter

***Moscow, July 11, 2003;*** Sibneft will hold an extraordinary shareholder meeting on August 18, 2003, in accordance with a decision taken by the company's board of directors on July 4, 2003. Parties who were shareholders of record as of the close of business on July 4 are eligible to participate.

Shareholders will be asked to approve amendments to the Sibneft corporate charter. The changes include an exemption to clause 2 of article 80 of the Federal Law "On Joint-Stock Companies", which requires anyone acquiring more than 30% of a company to buy out minority shareholders.

The charter is being amended to facilitate Sibneft's planned merger with YUKOS. YUKOS has previously announced that YukosSibneft will make a fair offer to the minority shareholders of Sibneft after receiving a fairness opinion from an internationally recognized investment bank. Sibneft remains committed to ensuring that its minority shareholders receive a fair offer for their shares.

# Exhibit 7

**Official press-release on the Statement by Sibneft regarding the status of the merger with YUKOS, dated 24 July, 2003**

# Statement by Sibneft regarding the status of the merger with YUKOS

***Moscow, July 24, 2003.*** Sibneft today confirmed that it expects to complete the previously-announced merger with YUKOS, as scheduled, on or before December 31, 2003.

Working groups comprised of representatives from both companies are currently meeting to outline the merged company's corporate structure and other important issues. Sibneft, YUKOS, and their advisors are also wrapping up a due diligence process that began following the May 14, 2003 announcement on the signing of a definitive merger agreement.

Under the agreement, YUKOS will acquire 92% of Sibneft for $3 billion in cash and 26.01% of fully-diluted share capital in the merged company. YUKOS will also make a fair offer to Sibneft minority shareholders after receiving a fairness opinion from an internationally recognized investment bank.

The merged company, to be called YukosSibneft, will rank among the world's largest private-sector oil producers.

File No. 82-4882

# Exhibit 8

**Official press-release on the fact that Sibneft Shareholders to Approve Interim Dividends, dated 25 July, 2003**

**File No. 82-4882**

# Sibneft Shareholders to Approve Interim Dividends

***Moscow, July 25, 2003.*** Sibneft will hold an extraordinary shareholder meeting on September 15, 2003 to approve an interim dividend payment, in accordance with a decision taken today by the company's board of directors. The record date for shareholders eligible to participate in the meeting and receive interim dividends is July 31, 2003.

Shareholders will be asked to approve the board's recommendation that Sibneft pay dividends, based on operating results for the first half of 2003, in the amount of 30,533,969,675 rubles ($1.006 billion). The sum is equal to 6.44 rubles ($0.21) per share.

"The payment of interim dividends for the first half of this year is an extension of our philosophy of distributing profits to shareholders," said Sibneft president Eugene Shvidler. "Sibneft strives to provide maximum returns for shareholders, after setting aside funding for its investment program and financial obligations."

Sibneft paid dividends of $50 million in the year 2000 and $938 million in 2001. In May of this year, shareholders approved dividends based on 2002 annual results of $1.09 billion, the largest dividend payout in Russian corporate history.

*OAO Siberian Oil Company*

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

03 SEP 23 AM 7:21

НК-05/5584/1
от 15.06.2003 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

| | |
|---|---|
| Exhibit 1: | Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003 |
| Exhibit 2: | Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003 |
| Exhibit 3: | Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003 |
| Exhibit 4: | Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003 |
| Exhibit 5: | Official press-release on the fact that Sibneft Completes Sale of ONACO Assets to TNK, dated 13 May, 2003 |
| Exhibit 6: | Official press-release on the fact that Moscow Refinery Shareholders Set Dividend Rate for Preferred Shares, Approve Changes to Corporate Charter, dated 14 May, 2003 |
| Exhibit 7: | Official press-release on the fact that Sibneft Shareholders Re-elect Board of Directors, Approve Record Dividend, dated 15 May, 2003 |

File No. 82-4882

# Exhibit 1

**Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **22.05.2003**
Code: **1200146A22052003**

The annual general OJSC "Sibneft" shareholders' meeting was held on 15 May, 2003.
The form of the meeting – joint attendance.
The location of the meeting – Moscow.
Shareholders and shareholders' representatives, together owned 4 448 829 369 voting shares or 93.83% of the voting stock of the Issuer, were registered to take part in the AGM.

The questions for voting, the results of the voting, the full wording of the decisions of the AGM:

Question 1. To approve the annual report of JSC Sibneft for 2002.
Decision: To approve the annual report of JSC Sibneft for 2002.
The results of the voting:
"For" – 4 448 454 451 votes or 99.9928 % of votes.
"Against" – 12 164 votes or 0.0003 % of votes.
"Abstain" – 20 251 votes or 0.0005 % of votes.

Question 2. To approve the balance sheet of JSC Sibneft for 2002.
Decisions: To approve the balance sheet of JSC Sibneft, including the profit and loss accounts for 2002.
The results of the voting:
"For" – 4 448 452 183 votes or 99.9929 % of votes.
"Against" – 5 164 votes or 0.0001 % of votes.
"Abstain" – 21 523 votes or 0.0005 % of votes.

Question 3. To make payment (to declare) of the annual dividends.
Decision: "To pay off dividends on ordinary shares of JSC Sibneft on the results of Company's activity for 2002. Amount of funds directed to payment of dividends – 34 232 183 393,58 roubles. Amount of dividend – 7,22 roubles per one share.
The payment shall be made in funds to shareholders of Sibneft, included into the list of entities entitled to participate into the annual general shareholders meeting.
Date of commencement of dividend payment – 31 May, 2004. Dividend payment shall be arranged in the form stated in the Shareholders Register. Expenditures on the dividend transfer are at the expense of shareholders."
The results of the voting:
"For" – 4 448 467 077 votes or 99.9932 % of votes.
"Against" – 5 265 votes or 0.0001 % of votes.
"Abstain" – 11 999 votes or 0.0002 % of votes.

Question 4. To approve the distribution of profits and losses for 2002.
Decision: To approve the distribution of profits and losses of JSC Sibneft for 2002.

"For" – 4 448 439 346 votes or 99.9925 % of votes.
"Against" – 6 734 votes or 0.0001 % of votes.
"Abstain" – 33 646 votes or 0.0008 % of votes.

Question 5. To elect members of the Board of Directors of JSC Sibneft.
Decision: To elect into the Board of Directors the following members: Tyryshkin I.A., Vinchel M.G., Gavrikov A.A., Shvidler E.M., Potapov K.N., Novikov V.I., Breeva T.A., Poltorak E.Y., Oif V.A.

The results of cumulative voting:

| Name of candidate | "For" |
|---|---|
| 1. Breeva Tatyana Alekseevna | 4 341 261 717 |
| 2. Vinchel Mikhail Genrikhovich | 4 532 578 221 |
| 3. Gavrikov Albert Alexeevich | 4 341 095 681 |
| 4. Novikov Vladimir Ivanovich | 4 340 997 021 |
| 5. Oif Valeriy Alexandrovich | 4 340 397 397 |
| 6. Poltorak Evgeniy Yakovlevich | 4 340 489 743 |
| 7. Potapov Konstantin Nikolaevich | 4 342 811 307 |
| 8. Sukhanov Yuriy Evgenievich | 579 218 |
| 9. Tyryshkin Ivan Alexandrovich | 4 488 646 619 |
| 10. Shvidler Eugene Markovich | 4 343 131 900 |
| 11. Schegolev Oleg Alexandrovich | 321 169 |

"Against all candidates" – 7 entities voted, totally owned 123 480 votes.
"Abstain on all candidates" - 81 entities voted, totally owned 616 796 037 votes.

Question 6. To elect members of the Audit Committee of JSC Sibneft.
Decision: To elect the following members of the Audit Committee of JSC Sibneft for one year: Barabash Lyudmila Alexandrovna, Leshko Alla Ivanovna, Sheffer Igor Evgenievich.
The results of the voting:

| | |
|---|---|
| 1. Barabash L.A. | "For" – 4 433 112 799 votes (99.6610 %) |
| | "Against" – 7 792 votes (0.0002 %) |
| | "Abstain" – 14 601 912 votes (0.3283 %) |
| 2. Leshko A.I. | "For" – 4 433 041 361 votes (99.6594 %) |
| | "Against" – 18 580 votes (0.0004 %) |
| | "Abstain" – 14 616 055 votes (0.3286 %) |
| 3. Sheffer I.E. | "For" – 4 432 917 978 votes (99.6566 %) |
| | "Against" – 15 024 votes (0.0003 %) |
| | "Abstain" – 14 696 034 votes (0.3304 %) |

Question 7. To approve an auditor for 2003.
Decision: To approve Ernst & Young as Auditor of JSC Sibneft for 2003 (for Russian and International audit).
The results of the voting:

Deloitte & Touche

"For" – 21 755 149 votes or 0.4890 % of votes.
"Against" – 4 339 652 836 votes or 97.5462 % of votes.
"Abstain" – 83 207 438 votes or 1.8703 % of votes.

Price Waterhouse Coopers

"For" – 238 595 votes or 0.0053 % of votes.
"Against" – 4 339 649 320 votes or 97.5461 % of votes.
"Abstain" – 83 158 992 votes or 1.8692 % of votes.

Ernst & Young

"For" – 4 342 495 260 votes or 97.6101 % of votes.
"Against" – 113 026 votes or 0.0026 % of votes.
"Abstain" – 83 247 592 votes or 1.8712 % of votes.

Question 8. To approve the procedure of the determination of amount of remuneration to members of the Board of Directors.

Decision: To approve the procedure of the determination of amount of remuneration to members of the Board of Directors.

The results of the voting:

"For" – 4 415 203 987 votes or 99.2455 % of votes.
"Against" – 127 542 votes or 0.0029 % of votes.
"Abstain" – 33 156 501 votes or 0.7453 % of votes.

President E.M. Shvidler

# Exhibit 2

**Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **15.05.2003**
Code: **1100146A15052003**

Hereby JSC Sibneft informs that at the meeting of the Board of Directors, which was held on 15 May 2003, the following decision was made:
"To pay off dividends on ordinary shares of JSC Sibneft on the results of Company's activity for 2002. Amount of funds directed to payment of dividends – 34 232 183 393,58 roubles. Amount of dividend – 7,22 roubles per one share. The payment shall be made in funds to shareholders of Sibneft, included into the list of entities entitled to participate into the annual general shareholders meeting. Date of commencement of dividend payment – 31 May, 2004. Dividend payment shall be arranged in the form stated in the Shareholders Register. Expenditures on the dividend transfer are at the expense of shareholders."

President E.M. Shvidler

File No. 82-4882

# Exhibit 3

**Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003**

**File No. 82-4882**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **23.05.2003**
Code: **0500146A23052003**

1. Full name of the entity, the share of votes of which in the Issuer's controller has been changed:
Nominee CJSC "West-Siberian Depository"
Legal address: RF, 644043, Omsk region, Omsk, Kemerovskaya St., 10
Mailing address: 101000, Moscow, Myasnitskaya St., 38
The share of votes:
before changing – 23.098 %
after changing – 13.464 %
The date of changing: 23.05.2003

2. Full name of the entity, the share of votes of which in the Issuer's controller has been changed:
Nominee CJSC "ABN AMRO Bank A.O."
Legal address: 103009, Moscow, Bolshaya Nikitskaya St., 17, bldg. 1
Mailing address: 103009, Moscow, Bolshaya Nikitskaya St., 17, bldg. 1
The share of votes:
before changing – 19.588 %
after changing – 9.22 %
The date of changing: 23.05.2003

3. Full name of the entity, the share of votes of which in the Issuer's controller has been changed:
Nominee LLC "Deutsche Bank"
Legal address: 129090, Moscow, Schepkina St., 4
Mailing address: 129090, Moscow, Schepkina St., 4
The share of votes:
before changing – 13.838 %
after changing – 33.838 %
The date of changing: 23.05.2003

President E.M. Shvidler

**File No. 82-4882**

# Exhibit 4

**Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 4 June, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **23.05.2003**
Code: **0300146A23052003**

1. Full name of the entity, the share of which in the Issuer's charter capital has been changed:
Nominee CJSC "West-Siberian Depository"
Legal address: RF, 644043, Omsk region, Omsk, Kemerovskaya St., 10
Mailing address: 101000, Moscow, Myasnitskaya St., 38
The share in charter capital:
before changing – 23.098 %
after changing – 13.464 %
The date of changing: 23.05.2003

2. Full name of the entity, the share of which in the Issuer's charter capital has been changed:
Nominee CJSC "ABN AMRO Bank A.O."
Legal address: 103009, Moscow, Bolshaya Nikitskaya St., 17, bldg. 1
Mailing address: 103009, Moscow, Bolshaya Nikitskaya St., 17, bldg. 1
The share in charter capital:
before changing – 19.588 %
after changing – 9.22 %
The date of changing: 23.05.2003

3. Full name of the entity, the share of which in the Issuer's charter capital has been changed:
Nominee LLC "Deutsche Bank"
Legal address: 129090, Moscow, Schepkina St., 4
Mailing address: 129090, Moscow, Schepkina St., 4
The share in charter capital:
before changing – 13.838 %
after changing – 33.838 %
The date of changing: 23.05.2003

President E.M. Shvidler

# Exhibit 5

**Official press-release on the fact that Sibneft Completes Sale of ONACO Assets to TNK, dated 13 May, 2003**

File No. 82-4882

# Sibneft Completes Sale of ONACO Assets to TNK

***Moscow, May 13, 2003.*** Sibneft has completed the sale of its 38% stake in Orenburgneft and 1% interest in ONACO to TNK for $825 million. Sibneft received payment in two tranches in April and will use up to $700 million from the proceeds to reduce debt by repaying higher-cost, shorter-term borrowing.

"Sibneft received the full, fair-market value of its ONACO assets," said Sibneft president Eugene Shvidler. "With this deal completed, we now can turn our full attention to working with TNK on the division of Slavneft."

File No. 82-4882

# Exhibit 6

**Official press-release on the fact that Moscow Refinery Shareholders Set Dividend Rate for Preferred Shares, Approve Changes to Corporate Charter, dated 14 May, 2003**

**File No. 82-4882**

# Moscow Refinery Shareholders Set Dividend Rate for Preferred Shares, Approve Changes to Corporate Charter

***Moscow, May 14, 2003.*** At an extraordinary meeting held on April 30, 2003, shareholders of the Moscow Refinery approved a measure stipulating that the company's preferred shareholders will receive dividends equal to 10% of net profit for the reporting period.

Shareholders also endorsed changes to the corporate charter of the Moscow Refinery. The changes relate to the authorities of management structures and procedures for approving certain management decisions.

An absolute majority of shareholders voted in favor of each of these measures.

# Exhibit 7

**Official press-release on the fact that Sibneft Shareholders Re-elect Board of Directors, Approve Record Dividend, dated 15 May, 2003**

**File No. 82-4882**

# Sibneft Shareholders Re-elect Board of Directors, Approve Record Dividend

*Moscow, May 15, 2003*. At the annual general meeting held today, Sibneft shareholders re-elected the current membership of the company's board of directors. They also approved the board's suggested payment of the largest dividend in Russian corporate history.

The six executive directors re-elected are Sibneft president Eugene Shvidler, Sibneft vice presidents Konstantin Potapov, Valery Oif, Yevgeny Poltorak and Tatyana Breeva, and Vladimir Novikov, head of Sibneft's corporate management department. Albert Gavrikov, managing director of the Aton investment group, Mikhail Vinchel, general director of the Prospect investment company, and Ivan Tyryshkin will return as independent directors.

Dividends for 2002, as recommended by the board in March and approved by shareholders today, will total 34,232,183,393.58 rubles or 7.22 rubles per share. Shareholders also appointed Ernst & Young as Sibneft's auditor, elected members to the company's audit commission, and endorsed the company's annual report and financial statements for 2002.

Sibneft president Eugene Shvidler noted that the decisions reached by shareholders were recognition of the company's growth and success in 2002. "The continued presence of three independent directors on the board, and the approval of a dividend that will benefit all shareholders, are signs of our continued commitment to protecting the interests of Sibneft's minority shareholders."

***OAO Siberian Oil Company***

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

03 SEP 23 7:21

Ик 05/4626/1
от 15.05.2003

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours

Valery A. Oif
Vice President

ANNEX A

| | |
|---|---|
| Exhibit 1: | Publication in the FSC Bulletin Supplement ("Vestnik") № 31, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 18 April, 2003 |
| Exhibit 2: | Publication in the FSC Bulletin Supplement ("Vestnik") № 31, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 18 April, 2003 |
| Exhibit 3: | Publication in the FSC Bulletin Supplement ("Vestnik") № 34, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 April, 2003 |
| Exhibit 4: | Publication in the FSC Bulletin Supplement ("Vestnik") № 34, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 April, 2003 |
| Exhibit 5: | Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003 |
| Exhibit 6: | Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003 |
| Exhibit 7: | Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003 |
| Exhibit 8: | Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003 |
| Exhibit 9: | Official press-release on the fact that Sibneft Board of Directors Approves Agendas for Shareholders Meetings, dated 14 April, 2003 |
| Exhibit 10: | Official press-release on the fact that Sibneft Hosts Schlumberger Board of Directors, dated 18 April, 2003 |
| Exhibit 11: | Official press-release on the fact that YUKOS and SIBNEFT Agree in Principle to Merger, dated 22 April, 2003 |
| Exhibit 12: | Official press-release on the fact that Sibneft Retains Citigroup to Provide "Fair Value" Analysis in Connection with YukosSibneft Transaction, dated 23 April, 2003 |

File No. 82-4882

# Exhibit 1

**Publication in the FSC Bulletin Supplement ("Vestnik") № 31, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 18 April, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **09.04.2003**
Code: **1300146A09042003**

OJSC "Sibneft" Board meeting was held on 09 April, 2003.

The following resolves were made on the first issue of agenda "**On the Annual General Shareholders' Meeting of JSC Sibneft**":

1.1. To approve the following agenda of the Annual General Shareholder's meeting dated on 15 May, 2003:

1. To approve the annual report of JSC Sibneft for 2002.
2. To approve the balance sheet of JSC Sibneft for 2002.
3. To make payment (to declare) of the annual dividends.
4. To approve the distribution of profits and losses for 2002.
5. To elect members of the Board of Directors of JSC Sibneft.
6. To elect members of the Auditing Commission of JSC Sibneft.
7. To approve an auditor for 2003.
8. To approve the procedure of the determination of amount of remuneration to members of the Board of Directors.

1.2. To approve the following list of information materials to be provided to shareholders for preparation to the annual general shareholders meeting:
- Annual Report for 2002
- Annual Financial Statement for 2002 (including profit and losses report, the distribution of profits and losses)
- Reports of the Auditing Commission and Auditors for 2002
- Information on the candidates for election into the new Board of Directors and the Auditing Commission
- Short information on the Auditors Companies
- Draft procedure of the determination of amount of remuneration to members of the Board of Directors
- List of entities entitled to take part into the annual general shareholders meeting, as of 28 March, 2003

To include the procedure of examination with the information materials, provided to shareholders for preparation to the annual general shareholders meeting, into the Notification of the Annual General Meeting of Shareholders of JSC Sibneft.

The following resolves were made on the second issue of agenda "**On the Information provided by committees of the Board of Directors**":

2.1. On the base of the recommendations of the Auditing Commission to include into the bulletin for voting at the Annual General Meeting of Shareholders on the question of approving the auditor for 2003 the following auditing companies: PriceWaterhouse Coopers, Deloitte & Touche Tohmatsu, Ernst & Young.
2.2. To take into consideration the information of the Committee on the Personnel and Remunerations on the determination of remuneration to members of the Board of Directors for the period they discharged their duties.

The following resolves were made on the third issue of agenda **"On the preliminary approving of the annual report of JSC Sibneft and the distribution of profits and losses for 2002":**
3.1. To approve preliminary the annual report of JSC Sibneft for 2002.
3.2. To recommend to the annual general shareholders meeting to approve the annual report and the enclosed distribution of profits and losses for 2002.

The following resolves were made on the fourth issue of agenda **"To approve the notification of the annual general meeting for shareholders, the form and the text of the bulletins for voting":**
4.1. To approve the text of the notification for shareholders (Annex 1)
4.2. To publish the notification for shareholders in "Rossiyskaya gazeta" till 15 April 2003
4.3.To approve the form and text of the voting bulletins at the annual general meeting of shareholders. To send the notification and the bulletins by registered letter to shareholders till 15 April 2003.

The following resolves were made on the sixth issue of agenda **"To call an Extraordinary General Meeting of Shareholders of JSC Sibneft":**
6.1. To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft in the form of absentee voting on 28 May, 2003 with the following agenda:
1. To reorganize JSC Sibneft in the form of accession of LLC Kretans Holding.
2. To approve agreement of accession.

6.2. Charge OJSC Registrator R.O.S.T. acting as a calculating commission to sum up results of the voting on 28 May, 2003 at 2.00 p.m. at the address: Moscow, Stromynka St., 18, bldg. 13. To appoint Mr. Potapov K.N. as the chairman of the Extraordinary Shareholders Meeting and Mr. Novikov V.I. as the secretary of the Meeting and to charge them to draw up a minutes of the Meeting.

6.3. To fix the date of compilation of the list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders of JSC Sibneft – 09 April, 2003 at 7:00 p.m. (Moscow time)

6.4. To approve the following list of information provided to shareholders in preparation of the EGM:
- Balance sheet of JSC Sibneft and balance sheet of LLC Kretans Holding on the latest reporting date and for the last 3 financial years;
- Opinion of the independent estimator;
- Draft agreement of accession and transfer certificate;

9 members of the Board of Directors took part in the Meeting. Decision on all questions of agenda was made unanimously.

---

Annex 1

NOTIFICATION
of the Annual General Meeting of Shareholders of JSC Sibneft

Dear Shareholder,

Joint Stock Company Siberian Oil Company, located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Annual General Meeting of Shareholders of JSC Sibneft will be held in the form of joint attendance on 15 May, 2003.

The Meeting will be held in Moscow at Bolshaya Yakimanka St., 24, "President-Hotel".

The Meeting starts at 10:30 a.m.

Shareholders will be registered at the place of Meeting held on 15 May 2003 from 9:30 a.m.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 14 May, 2001 (at 6:00 p.m.).

The agenda of the Meeting:

1. To approve the annual report of JSC Sibneft for 2002.
2. To approve the balance sheet of JSC Sibneft for 2002.
3. To make payment (to declare) of the annual dividends.
4. To approve the distribution of profits and losses for 2002.
5. To elect members of the Board of Directors of JSC Sibneft.
6. To elect members of the Auditing Commission of JSC Sibneft.
7. To approve an auditor for 2003.
8. To approve the procedure of the determination of amount of remuneration to members of the Board of Directors.

All information, provided to shareholders in preparation for the Annual General Meeting, will be available after 15 April, 2003:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.) at: Moscow, Stromynka St., 18, bldg. 13 tel.: (095) 786-69-75;
- at JSC Sibneft at: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft at: 113035, Moscow, Sadovnicheskaya St., 4, tel.: (095) 777-31-26, 961-13-24
- at the Securities Department of JSC "Sibneft-NNG" at: Noyabrsk, Lenina St., 59/87, tel. (34-964) 4-61-00.

Each shareholder, arrived for registration and participation in the meeting, should have mailed bulletins for voting and:

- for shareholder – natural person: a passport or another form of identification
- for representative of shareholder-natural person: a passport or another form of identification, a power of attorney for the right to participate in the Meeting of Shareholders
- for representative of shareholder-legal entity: passport or another form of identification, a power of attorney for the right to participate in the Meeting of Shareholders. In the event when a person, having the right to act on behalf of organization without power of attorney, participates in the Meeting then such person should present a document confirming his appointment instead of a power of attorney.

A power of attorney of shareholder representative should be notarized or according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.

When the rights of shareholders are infringed in registration please contact the authorized person of JSC Sibneft – Novikov Vladimir Ivanovich.

In the event when shareholder of the Company is unable or unwilling to take part personally in the Meeting he can take part in the Meeting in the form of absentee voting by mailed bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally. In the event when bulletins are signed by:

- shareholder representative then properly executed power of attorney should be enclosed with

the bulletins

- representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative act should be enclosed with the bulletins
- head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registator R.O.S.T. at: 107996, Moscow, Stromynka St., 18, P.O.B. 9, tel.: (095) 786-69-75, personally or by mail not later than 2 days before the Meeting is held.

Information you can get by the following phone numbers:

- in Moscow – (095) 777-31-26, 961-13-24
- in Omsk – (3812) 24-64-35
- in Noyabrsk – (34-964) 4-61-00

Board of Directors of JSC Sibneft

President E.M. Shvidler

File No. 82-4882

# Exhibit 2

**Publication in the FSC Bulletin Supplement ("Vestnik") № 31, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 18 April, 2003**

## Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **09.04.2003**
Code: **1500146A09042003**

At the meeting of the Board of Directors of JSC "Siberian Oil Company" dated 09 April, 2003, it was resolved on the sixth question of agenda "To convoke the Extraordinary General Shareholders Meeting of JSC Sibneft" – to fix the date of compilation the list of shareholders entitled to take part in the extraordinary general shareholders meeting – 09 April, 2003, as for 7:00 p.m. (Moscow time).

President E.M. Shvidler

File No. 82-4882

# Exhibit 3

**Publication in the FSC Bulletin Supplement ("Vestnik") № 34, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 April, 2003**

File No. 82-4882

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.04.2003**
Code: **0400146A14042003**

Hereby JSC Sibneft informs of the changes in the list of entities, in which the issuer has a share.
The name of the entity - Limited Liability Company "Sibneft-Noyabrsknefteproduct":
Legal address: Russian Federation, Tyumen region, Yamalo-Nenetsk Autonomous District, Noyabrsk, Promzona
Mailing address: 626726, Russian Federation, Tyumen region, Yamalo-Nenetsk Autonomous District, Noyabrsk, Promzona
The issuer's share in LLC "Sibneft-Noyabrsknefteproduct" capital stock:
before changing – 75 %
after changing – 100 %
The date of changing: 14.04.2003

President E.M. Shvidler

# Exhibit 4

**Publication in the FSC Bulletin Supplement ("Vestnik") № 34, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 April, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **21.04.2003**
Code: **1300146A21042003**

At OJSC "Sibneft" Board meeting held on 21 April, 2003 the following resolves were made on the issues of agenda:

On the first question: "To approve the market value for buy-back shares of JSC Sibneft."
It was resolved:
To determine the market value of shares which one to be purchased by the Company from shareholders, who voted against reorganization of JSC Sibneft in the form of accession of LLC KRETANS HOLDING or who didn't take part in the voting, subject to the Conclusion of independent valuer ZAO "International center of valuation" # 20/06/03-PA dated 15.04.2003 in the amount of 56 rubles per one ordinary share.

On the third question (related to the holding of the extraordinary general shareholders meeting on 28 May, 2003): " On approving the text of the notification of the Shareholders meeting"
It was resolved:
To approve the text of the notification of the extraordinary general shareholders meeting of JSC Sibneft

On the forth question (related to the holding of the extraordinary general shareholders meeting on 28 May, 2003): "On approving the form and text of the bulletins for voting at the extraordinary general shareholders meeting"
It was resolved:
4.1. To approve the form and text of the bulletins for voting at the extraordinary general shareholders meeting of JSC Sibneft
4.2. To charge the registrar to send notice of the Extraordinary Shareholders meeting and bulletins for voting on the questions of agenda to shareholders by registered mail till 28 April 2003 and to publish the announcement of the shareholders meeting in "Rossiyskaya gazeta" till mentioned date.

9 members of the Board of Directors from 9 took part in the Meeting. Decision on the first question was made by a majority (M.G. Vinchel voted "abstain"), decisions on the other questions of agenda were made unanimously.

---

*Annex 1*

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on **28 May, 2003**.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 9 April, 2003 (at 7:00 p.m.).

**Agenda of the Meeting:**

1. To reorganize JSC Sibneft in the form of accession of LLC "Kretans Holding".
2. To approve agreement of accession and transfer certificate.

The above-stated questions are submitted to the Shareholders Meeting in connection with Company's policy of optimization of step-by-step accession of the most attractive oil-traders working with the Company.

Results of the Extraordinary Shareholders Meeting will be summed up on 28 May, 2003 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 28 April, 2003:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;
- at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
- at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.

Please fill in the bulletins. Bulletins of **shareholders-natural persons** should be signed by shareholder personally.

In the event when bulletins are signed by:

- **shareholder's representative,** then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
- **representative of natural person** then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
- **head of juridical person** then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 28.05.2003.

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 15 June, 2003.

According to article 75 of Federal Law On Joint Stock Companies in the event that the Extraordinary Shareholders Meeting made the decision on reorganization of the Company a shareholder that didn't take part in the voting or voted against such decision has the right to demand

the redemption of all or part of shares belonging to him. The market value of shares which one to be purchased by the Company is determined by the decision of the Board of Directors on the basis of the Conclusion of independent valuer and it amounts to 56 rubles per one ordinary share of JSC Sibneft. Written request to buy back the shares should be sent to the following address: Russian Federation, 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, OJSC Registrator R.O.S.T. within 45 days since the date of the decision of reorganization. The following information should be stated in the request: address (place of residence) of the shareholder, number of shares offered to buy back.

**Board of Directors of JSC Sibneft**

President E.M. Shvidler

File No. 82-4882

# Exhibit 5

**Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **29.04.2003**
Code: **1300146A29042003**

OJSC "Sibneft" Board meeting was held on 29 April, 2003.

The following resolves were made on the first question of agenda " To hold an extraordinary general shareholders' meeting of JSC Sibneft":

1.1. To hold an extraordinary general shareholders' meeting on 19 June, 2003 in the form of an absentee voting with the following agenda:
To approve the new edition of the Charter of JSC Sibneft

1.2. The summation of the voting results on the issues of agenda shall be committed to the Company's registrar OJSC "Registrator R. O. S. T." acting as a calculating commission on 19 June, 2003 at 2:00 p.m. at Moscow, Stromynka St., 18, building 13. To appoint Mr. Potapov K.N. as the chairman of the Extraordinary Shareholders Meeting and Mr. Novikov V.I. as the secretary of the Meeting and to charge them to draw up a minutes of the Meeting.

1.3. To fix the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting on 30 April, 2003 at 04:00 p.m.

1.4. To approve the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:
draft of the new edition of the Charter of the Company;
issues of agenda information;
recommendation of the Board of Directors on the voting at the EGM.

The following resolves were made on the third question of agenda "To approve the text of the notification for shareholders of the holding of the EGM, the form and text of the voting bulletins":

3.1. To approve the text of the notification for shareholders of the holding of the EGM of JSC Sibneft (Annex 1)
3.2. To approve the form and text of the voting bulletins at the EGM of shareholders of JSC Sibneft (Annex 2)
3.3. To charge the registrar to send notifications of the EGM and bulletins for voting on questions of the agenda to shareholders by the registered mail – till 19 May, 2003 and also to publish till mentioned date the announcement of holding of the Meeting in newspaper "Rossiyskaya Gazeta"

9 members of the Board of Directors took part in the Meeting. Decision on the fifth question of agenda was made unanimously.

Annex 1

NOTIFICATION

of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 19 June, 2003.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 30 April, 2003 (at 4:00 p.m.).

Agenda of the Meeting:

To approve the Charter of JSC Sibneft in new edition.

Results of the Extraordinary Shareholders Meeting will be summed up on 19 June, 2003 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 19 May, 2003:

at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 771-73-35;

at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;

at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.

at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.

You may also find all information materials for the shareholder's meeting at our web-site in Internet www.sibneft.ru.

Please fill in the ballots. Ballots of shareholders-natural persons should be signed by shareholder personally.

In the event when ballots are signed by:

shareholder's representative, then properly executed power of attorney should be enclosed with the ballots. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.

representative of natural person then first name and last name of representative should be specified in the ballots and notarized documents on the basis of which representative acts should be enclosed with the ballots;

head of juridical person then position, first name and last name attested by seal of organization should be specified in the ballots.

Filled and signed ballots for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 771-73-35, personally or by mail till 12:00 (Moscow time) 19.06.2003.

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 30 June, 2003.

Board of Directors of JSC Sibneft

President E.M. Shvidler

# Exhibit 6

**Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003**

**File No. 82-4882**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **29.04.2003**
Code: **1500146A29042003**

At the meeting of the Board of Directors of JSC "Siberian Oil Company" dated 29 April, 2003, it was resolved on the first question of agenda "To convoke the Extraordinary General Shareholders Meeting of JSC Sibneft" – to fix the date of compilation the list of shareholders entitled to take part in the extraordinary general shareholders meeting – 30 April, 2003, as for 4:00 p.m. (Moscow time).

President E.M. Shvidler

# Exhibit 7

**Publication in the FSC Bulletin Supplement ("Vestnik") № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003**

**File No. 82-4882**

## Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.04.2003**
Code: **0800146A28042003**

According to the accounting report for I quarter 2003:
The value of assets as for 01.01.2003 is amounted to 131.897.521 thousand roubles.
The value of assets as for 01.04.2003 is amounted to 168.795.175 thousand roubles.
Increasing of the value of assets by 27.97% as for 01.04.2003 compared with the value of assets as for 01.01.2003 occurred due to increase in short-term investments.

| | |
|---|---|
| President | E.M. Shvidler |
| Chief Accountant | E.N. Sukharkova |

File No. 82-4882

# Exhibit 8

**Publication in the FSC Bulletin Supplement (“Vestnik”) № 38, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 May, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.04.2003**
Code: **0900146A28042003**

According to the accounting report for I quarter 2003:
The value of profit resulted for the year 2002 was 3.690.855 thousand roubles.
The loss for IV quarter 2002 was amounted to 405.721 thousand roubles.
The profit for I quarter 2003 was amounted to 842.032 thousand roubles.
The main reason of profit for I quarter 2003 was the increasing in sales value and the growth in sales efficiency.

| | |
|---|---|
| President | E.M. Shvidler |
| Chief Accountant | E.N. Sukharkova |

File No. 82-4882

# Exhibit 9

**Official press-release on the fact that Sibneft Board of Directors Approves Agendas for Shareholders Meetings, dated 14 April, 2003**

# Sibneft Board of Directors Approves Agendas for Shareholders Meetings

*Moscow, April 14, 2002.* The Sibneft board of directors has approved the agenda for the upcoming annual shareholders meeting, to be held on May 15, 2003. The board has also scheduled an extraordinary shareholders meeting for May 28, 2003.

At the annual general meeting, shareholders will be asked to approve Sibneft's annual report and financial statements, as well as the payment of dividends for 2002. They will also elect members to the board of directors and audit commission, and select an auditor for 2003. The record date for shareholders eligible to participate in the annual meeting is March 28, 2003.

At the May 28 extraordinary general meeting, shareholders will be asked to approve the acquisition by Sibneft of Kretans Holding, Ltd., an oil trading firm operating on the domestic market. The acquisition is part of Sibneft's ongoing program to consolidate all trading operations into a unified corporate structure. The extraordinary meeting will be open to shareholders of record as of April 9, 2003.

# Exhibit 10

**Official press-release on the fact that Sibneft Hosts Schlumberger Board of Directors, dated 18 April, 2003**

File No. 82-4882

# Sibneft Hosts Schlumberger Board of Directors

***Noyabrsk, April 18, 2003.*** The board of directors of Schlumberger, an international oilfield services firm, arrived today in the city of Noyabrsk, the hub of Sibneft's oil production operations in Western Siberia. The visiting delegation, led by Schlumberger Oilfield Services executive vice president Chakib Sbiti, met with top Sibneft executives and toured the nearby Sporyshevskoye oilfield.

Sibneft and Schlumberger began working together in August 1998 and, in October 1999, formed a strategic alliance covering a broad range of oilfield management and development services. The two companies expanded their alliance in 2001 with a landmark outsourcing deal in which Schlumberger took over management of a portion of Sibneft's well-workover division.

"Sibneft has been a pioneer in terms of establishing a market for international oilfield services in Western Siberia," said Sibneft president Eugene Shvidler. "Schlumberger was our first partner in that effort, and continues to play a vital role in the rapid development of our upstream operations. We are proud to welcome the board of directors to Noyabrsk today."

Patrick Schorn, vice president and general manager of Schlumberger Oilfield Services in Russia, adds, "We are pleased to have a strong working relationship with Sibneft and are committed to developing new technology for Russia's rocketing oil and gas markets. Our organizations have joint teams working closely together to facilitate advances in oilfield technologies and to develop best practices for the Russian market."

***

*OJSC Siberian Oil Company (Sibneft) is Russia's fifth largest oil producer with output of 26.3 million tons (520,000 bpd) in 2002 and projected 2003 production of 33.0 million tons (650,000 bpd, excluding recent acquisitions). Sibneft is also one of the largest vertically-integrated oil companies in Russia, with refining in Omsk, Moscow and Yaroslavl and a network of 1200 retail filling stations. For more information, visit http://www.sibneft.com.*

*Schlumberger Oilfield Services, the largest oilfield services company in the world, is the leading supplier of technology services and solutions to the international petroleum industry. With operations in more than 100 countries, Schlumberger Oilfield Services is one of two business segments of Schlumberger Limited, a global technology services company spanning the oil and gas, telecommunication, utilities, finance and public sector markets. In 2002, Schlumberger revenue was $13.5 billion. For more information visit http://www.slb.com.*

# Exhibit 11

**Official press-release on the fact that YUKOS and SIBNEFT Agree in Principle to Merger, dated 22 April, 2003**

# YUKOS and SIBNEFT Agree in Principle to Merger

*MOSCOW, April 22, 2003*. YUKOS and Sibneft core shareholders announced today that they have agreed in principle to combine the two businesses in the largest-ever industrial transaction in Russia. The combined oil & gas group will not only be the largest in Russia but will also rank as world's fourth largest private oil producer.

The combined group (including Slavneft reserves) would have total reserves of around 19.4 billion barrels of oil and gas equivalent, based upon year-end 2001 reserves calculated in accordance with SPE methodology. Daily crude oil production is approximately 2.3 million barrels including Sibneft's share of Slavneft.

The combined entity will be named YukosSibneft Oil Company. It is expected that YUKOS' Mikhail Khodorkovsky will be responsible for the executive management of the new group, while Sibneft's Eugene Shvidler will be proposed as chairman of the board of directors. The core shareholders intend that independent directors will constitute a majority of the board.

Mikhail Khodorkovsky of YUKOS said: "By combining with Sibneft, we'll maximize our competitive advantages thanks to the synergy gained by uniting excellent management teams, highly professional labor forces and the profitable industrial assets of the two companies. The new industrial giant with its huge industrial and financial potential will reach even higher business efficiencies moving closer to our strategic goal of becoming a leader of the global energy market".

Eugene Shvidler of Sibneft described the Yukos-Sibneft link-up as "a superb alliance of progressive and like minded companies with complementary strategic and management strengths which effectively creates a new super-major that will enhance value to its shareholders and better serve its millions of customers".

The core shareholders of Sibneft will sell a 20% shareholding in Sibneft for US$ 3 billion in cash and subsequently exchange their remaining shareholding in Sibneft at a ratio of 0.36125% of YukosSibneft for each 1% shareholding in Sibneft. YukosSibneft will make a fair offer to the minority shareholders of Sibneft after receiving a fairness opinion from an internationally recognized investment bank.

Prior to completing the transaction, YUKOS intends to increase its leverage and is considering, among other things, cash distributions to its shareholders in the form of dividends and share buybacks. It is expected that after such capital restructuring and the completion of the transaction, YukosSibneft will have a moderate level of leverage and a strong working capital position.

Subject to shareholder approval, all requisite regulatory consents and due diligence, the completion of the transaction is targeted for the end of 2003.

A New International Super-Major

Reserves

The combined group would have total reserves of around 19.4 billion barrels of oil and gas equivalent, based upon year-end 2001 reserves calculated in accordance with Society of Petroleum Engineers

methodology.
Proved oil reserves (SPE basis) of 18.4 billion barrels
Proved gas reserves (SPE basis) of 5.9 trillion cubic feet

Production

Daily crude oil production of approximately 2.3 million barrels including Sibneft's share of Slavneft production would make the combined entity by far the largest producer of crude oil in Russia.
About 29% of Russian crude oil production in 2003
Total production of 103.2 million metric tons (754.2 million barrels) in 2002

Refining & Marketing

The combined entity is expected to include 6 principal refineries in Russia (Omsk, Achinsk, Angarsk and three in the Samara region), the Mazeikiu Nafta complex in Lithuania, and additional interest in the Moscow and Yaroslavl refinery in Russia and Mozyr in Belarus arising from the purchase of Slavneft earlier this year.
A total of 57.7 million tons (421.8 million barrels) of oil refined in 2002
More than 2,500 filling stations – by far the largest chain in Russia

***

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or future financial performance. You are cautioned that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that cannot be predicted with certainty. Accordingly, actual outcomes and results may differ materially from what has been expressed or forecasted in the forward-looking statements. There is no intention to update these statements to make them conform with actual results.

This document does not constitute an offer or invitation to subscribe for, purchase or sell any securities and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. In addition, none of the securities of Yukos or Sibneft have been registered under the United States securities laws and consequently may not be offered, sold or delivered within the United States absent registration under, or an applicable exemption from, the registration requirements of the United States securities laws.

File No. 82-4882

# Exhibit 12

**Official press-release on the fact that Sibneft Retains Citigroup to Provide "Fair Value" Analysis in Connection with YukosSibneft Transaction, dated 23 April, 2003**

# Sibneft Retains Citigroup to Provide "Fair Value" Analysis in Connection with YukosSibneft Transaction

***Moscow, April 23, 2003.*** Sibneft and Citigroup announced today that Citigroup has been retained to provide a fairness opinion in relation to the transaction between Yukos and Sibneft, who have announced plans to merge to create YukosSibneft, one of the world's largest integrated energy companies. This advisory role builds on several years of co-operation between Sibneft and Citigroup.

"In the process of creating a new world-class oil company, it is important to treat all of our shareholders fairly," said Sibneft president Eugene Shvidler. "We remain committed to best corporate practices, and believe that this merger delivers shareholder value."

Citigroup made the following statement regarding the transaction: "We are proud to be associated with such a landmark transaction for Russia and for the oil and gas industry globally. We view the enlarged entity as well placed to be a leader in the sector and strongly positioned to continue delivering on the growth path of both companies in recent years."

*OAO Siberian Oil Company*

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

03 SEP 23 AM 7:21

Исх. 05/3624/1
от 15.04.2003 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours

Valery A. Oif
Vice President

| | |
|---|---|
| Exhibit 1: | Publication in the FSC Bulletin Supplement ("Vestnik") № 19, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 7 March, 2003 |
| Exhibit 2: | Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 26 March, 2003 |
| Exhibit 3: | Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 26 March, 2003 |
| Exhibit 4: | Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 26 March, 2003 |
| Exhibit 5: | Publication in the FSC Bulletin Supplement ("Vestnik") № 26, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 2 April, 2003 |
| Exhibit 6: | Publication in the FSC Bulletin Supplement ("Vestnik") № 28, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 9 April, 2003 |
| Exhibit 7: | Publication in the FSC Bulletin Supplement ("Vestnik") № 28, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 9 April, 2003 |
| Exhibit 8: | Official press-release on the fact that Sibneft Shareholders Vote to Consolidate Trading Company, dated 3 March, 2003 |
| Exhibit 9: | Official press-release on the fact that Sibneft and TNK Reach Agreement on Slavneft and ONACO Assets , dated 5 March, 2003 |
| Exhibit 10: | Official press-release on the fact that Shareholders Agree on Basic Principles for Management of the Moscow Refinery, dated 12 March, 2003 |
| Exhibit 11: | Official press-release on the fact that Sibneft Launches New Version of Website, dated 13 March, 2003 |
| Exhibit 12: | Official press-release on the fact that Sibneft Board of Directors Recommends $1.09 Billion Dividend Payment, dated 14 March, 2003 |
| Exhibit 13: | VI Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on March 30, 2003 |

# Exhibit 1

**Publication in the FSC Bulletin Supplement ("Vestnik") № 19, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 7 March, 2003**

**File No. 82-4882**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **03.03.2003**
Code: **1200146A03032003**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 28 February, 2003.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

QUESTION 1. To reorganize JSC Sibneft in the form of accession of LLC UNIKAR.
At the date of receiving voting ballots 1 460 ballots #1 were received from shareholders. The voting took place with 4 451 956 793 votes, which is 93,8974% from the total quantity of voting shares of the Company.
There was the quorum for making the decision.
It was resolved: "To reorganize JSC Sibneft in the form of accession of LLC UNIKAR."
The results of the voting:

"For" – 4 422 792 898 votes or 99.3449% of votes.
"Against" – 29 037 368 votes or 0.6523% of votes.
"Abstain" – 94 307 votes or 0.0021% of votes.

QUESTION 2. To approve agreement of accession and transfer certificate.
At the date of receiving voting ballots 1 461 ballots #2 were received from shareholders. The voting took place with 4 451 956 673 votes, which is 93,8974% from the total quantity of voting shares of the Company.
There was the quorum for making the decision.
It was resolved: "To approve the agreement of accession of LLC UNIKAR to JSC Sibneft and the transfer certificate."
The results of the voting:

"For" – 4 422 785 599 votes or 99.3448% of votes.
"Against" – 29 037 368 votes or 0.6522% of votes.
"Abstain" – 97 340 votes or 0.0022% of votes.

President E.M. Shvidler

**File No. 82-4882**

# Exhibit 2

**Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 26 March, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.03.2003**
Code: **1300146A14032003**

At the Board of Directors Meeting which took place on 14 March, 2003 there were made the following decisions on the questions of agenda:

On the first question: **To convoke the Annual General Shareholders Meeting of JSC Sibneft**
It was resolved:
1.1. "To convoke the Annual General Shareholders Meeting of JSC Sibneft (on the results of 2002) on 15 May 2003 in Moscow in the form of joint attendance of shareholders.
1.2. To fix the date of compilation of the list of shareholders entitled to participate in the Annual General Shareholders Meeting of JSC Sibneft – 28 March, 2003 at 7:00 p.m. (Moscow time)."

On the second question: **To include candidates nominated by shareholders into the list for election to the new Board of Directors and Audit Commission at the Annual General Shareholders Meeting.**
It was resolved:
"2.1. To include the following candidates into the list for election to the new Board of Directors of the Company at the Annual General Shareholders Meeting of JSC Sibneft:

| | | |
|---|---|---|
| 1 | Shvidler Evgeniy Markovich | President of OJSC Sibneft |
| 2 | Potapov Konstantin Nikolaevich | Vice-president of OJSC Sibneft |
| 3 | Breeva Tatyana Alexeevna | Vice-president on finance of OJSC Sibneft |
| 4 | Vinchel Michail Genrikhovich | General Director of OJSC «Investment company «Prospect»» |
| 5 | Gavrikov Albert Alexeevich | Managing director of «The Investment Company Aton» |
| 6 | Tyryshkin Ivan Alexandrovich | President of the Stock Exchange RTS |
| 7 | Oif Valeriy Alexandrovich | Vice-president of OJSC Sibneft |
| 8 | Poltorak Evgeniy Yakovlevich | Vice-president of OJSC Sibneft |
| 9 | Novikov Vladimir Ivanovich | Head of Corporate Management Department of JSC Sibneft |
| 10 | Soukhanov Yuriy Evgenievich | President of OJSC «NGK Slavneft» |
| 11 | Schegolev Oleg Alexandrovich | Chief Executive of OJSC «NGK Slavneft» |

2.2. To include the following candidates into the list for election to the new Audit Commission of the Company at the Annual General Shareholders Meeting of JSC Sibneft:

| | | |
|---|---|---|
| 1 | Barabash Lyudmila Alexandrovna | Deputy Chief Accountant of JSC Sibneft |
| 2 | Leshko Alla Ivanovna | Head of the section of Planning and Budget Department of JSC Sibneft |
| 3 | Sheffer Igor Evgenievich | Leading Specialist of the Internal Audit Department of JSC Sibneft |

On the third question: **On the dividends on the ordinary shares of JSC Sibneft**.

It was resolved:

3.1.To recommend the Annual General Shareholders Meeting to make the resolve to pay dividends on the ordinary shares of JSC Sibneft on the results of the Company's activity for 2002.

3.2.The amount directed for the paying of dividends is — 34 232 183 393.58 roubles. The amount of the dividend is 7.22 roubles per one share. To make payment by funds to shareholders of the Company, included into the list of persons entitled to participate in the Annual General Shareholders Meeting.

3.3. The term of payment of dividends — till 31 May 2004.

3.4. To make payment of dividends by the manner, stated in the register of shareholders. Remittance costs are fulfilled at the expense of shareholders.

8 members of the Board of Directors from 9 took part in the voting. Decisions on all questions were made unanimously.

President E.M. Shvidler

# Exhibit 3

**Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 26 March, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.03.2003**
Code: **1500146A14032003**

At OJSC "Sibneft" Board meeting held on 14 March, 2003 in regards of the first question of agenda "To convoke the Annual General Shareholders Meeting of JSC Sibneft " there was a decision made to establish a date of compiling a list of the shareholders entitled to take part in the Annual General Shareholders Meeting on 28 March, 2003, as of 7:00 p.m. (Moscow time).

President E.M. Shvidler

# Exhibit 4

**Publication in the FSC Bulletin Supplement ("Vestnik") № 24, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 26 March, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **13.03.2003**
Code: **0400146A13032003**

JSC Sibneft has acquired the share in the capital stock of the Limited Liability Company "NTK":
Legal address: 603044, Nizhniy Novgorod, Geroev Prospect., 37/7
Postal address: 603044, Nizhniy Novgorod, Geroev Prospect., 37/7
The issuer's share in LLC "NTK" capital stock:

before changing – 0%
after changing – 100%

The date of changing: 13.03.2003

President E.M. Shvidler

File No. 82-4882

# Exhibit 5

**Publication in the FSC Bulletin Supplement ("Vestnik") № 26, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 2 April, 2003**

**File No. 82-4882**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky,
Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **24.03.2003**
Code: **1200146A24032003**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 24 March, 2003.
Form of the Meeting - absentee voting.
The question for voting, the results of the voting, the decision of the EGM:

QUESTION 1. To approve the Charter of JSC Sibneft in new edition.
At the date of receiving voting ballots 539 ballots #1 were received from shareholders. The voting took place with 4 355 360 732 votes, which is 91,8601% from the total quantity of voting shares of the Company. There was the quorum for making the decision.
It was resolved: To approve the Charter of JSC Sibneft in new edition.
The results of the voting:

"For" – 4 354 834 965 votes or 99.9879% of votes.
"Against" – 499 155 votes or 0.0115% of votes.
"Abstain" – 23 062 votes or 0.0005% of votes.

President E.M. Shvidler

File No. 82-4882

# Exhibit 6

**Publication in the FSC Bulletin Supplement ("Vestnik") № 28, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 9 April, 2003**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.03.2003**
Code: **0800146A28032003**

According to the accounting report:
The value of assets as for 01.10.2002 was equal to 96.848.351.000 roubles.
The value of assets as for 01.01.2003 was equal to 131.897.521.000 roubles.
The value of assets increased by 35.049.170.000 roubles or 36,19 per cent for IV quarter 2002 due to due to increase in cash assets and receivables.

President E.M. Shvidler

Chief Accountant E.N. Sukharkova

# Exhibit 7

**Publication in the FSC Bulletin Supplement ("Vestnik") № 28, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 9 April, 2003**

**File No. 82-4882**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.03.2003**
Code: **0900146A28032003**

According to the accounting report for IV quarter 2002 the financial activity result was loss.
The value of profit for 9 months 2002 was 4.096.576.000 roubles.
The value of profit for the third quarter 2002 was 2.703.023.000 roubles.
The value of profit for the reporting year 2002 was 3.690.855.000 roubles.
The value of loss for the forth quarter 2002 was 405.721.000 roubles.
The cause of the loss on IV quarter 2002 was increasing in the amount of first costs of the product (services) and commercial expenses of the Company.

President E.M. Shvidler

Chief Accountant E.N.Sukharkova

# Exhibit 8

**Official press-release on the fact that Sibneft Shareholders Vote to Consolidate Trading Company, dated 3 March, 2003**

File No. 82-4882

# Sibneft Shareholders Vote to Consolidate Trading Company

***Moscow, March 3, 2003.*** An extraordinary meeting of Sibneft shareholders on February 28, 2003 approved a corporate restructuring in the form of the acquisition of independent trading company Yunicar LLC. Meeting participants voted 99.34% in favor of the decision.

The acquisition of Yunikar is in line with Sibneft's ongoing program for consolidating management, financial and trading operations into a unified corporate structure.

# Exhibit 9

**Official press-release on the fact that Sibneft and TNK Reach Agreement on Slavneft and ONACO Assets, dated 5 March, 2003**

File No. 82-4882

# Sibneft and TNK Reach Agreement on Slavneft and ONACO Assets

*Moscow, March 5, 2003.* Sibneft and Tyumen Oil Company (TNK) have reached a preliminary agreement on the distribution of assets currently held by Slavneft, in which the two companies jointly own a 98.5% equity interest. The deal also resolves the issue of Sibneft's ownership of a minority stake in TNK International's ONACO subsidiary and its production affiliate Orenburgneft.

Slavneft ranked as Russia's 8th largest oil producer in 2002 with annual production of 15 million tons. The company controls stakes in exploration and production enterprises in Western Siberia, the Volga region, and Eastern Siberia. Its refining assets include the YaNOS and Mendeleev refineries in Yaroslavl, and the Mozyr Refinery in Belarus. Slavneft also has about 550 retail filling stations throughout central and northwestern Russia.

Under the agreement reached by the two companies, following an extensive due diligence process, Sibneft and TNK will evenly divide Slavneft's exploration and prod uction assets, as well as its network of retail filling stations. The refining assets will be managed by optimizing capacity utilization at the various refineries, with the possibility of swapping throughput capacities between TNK and Sibneft refineries.

In addition, TNK has agreed to purchase Sibneft's 1% interest in ONACO and 38% stake in Orenburgneft. This will take place in lieu of the previously announced exchange of those shares for 8.6% of TNK International.

Slavneft shareholders are fully satisfied with the efforts of current management at the company and its subsidiaries to secure stable production growth, reorganize corporate structures and increase efficiency.

"TNK's partnership with Sibneft at both Slavneft and ONACO has been beneficial for both companies," said TNK chairman Victor Vekselberg. "Under the circumstances of our new partnership with BP and after consultations with our partner, we believe that the agreement we announced today is optimal for everyone involved, and will help both Sibneft and TNK secure long-term growth and profitability."

"This agreement with TNK is the culmination of intense discussions with our partners," said Sibneft president Eugene Shvidler. "The experience of our long relationship with TNK is a positive sign that the further division of Slavneft can and will be carried out in accordance with best corporate practices and taking into account the interests of all invested parties."

# Exhibit 10

**Official press-release on the fact that Shareholders Agree on Basic Principles for Management of the Moscow Refinery, dated 12 March, 2003**

# Shareholders Agree on Basic Principles for Management of the Moscow Refinery

***Moscow, March 12, 2003.*** The main shareholders of the Moscow Refinery have signed an agreement outlining terms and conditions governing their joint management of the enterprise.

Under the accord, shareholders will together develop solutions for operating the refinery, while ensuring transparency and financial and commercial accountability.

The parties, based on their ownership of ordinary shares, will also form a new management structure for the refinery with significantly broader authority.

All of the points covered by this agreement will be incorporated into the Moscow Refinery's corporate charter, as well as statutes covering shareholder meetings, the board of directors, and the general director, and other internal documents. With this goal in mind, the parties have agreed to call an extraordinary shareholder meeting to jointly approve the updated versions of these fundamental documents.

This accord resolves all commercial disputes between the parties.

For the remainder of 2003, deliveries of crude oil to the Moscow Refinery will be carried out in proportion to shareholders' ownership of ordinary shares in the enterprise.

File No. 82-4882

# Exhibit 11

**Official press-release on the fact that Sibneft Launches New Version of Website, dated 13 March, 2003**

**File No. 82-4882**

# Sibneft Launches New Version of Website

***Moscow, March 13, 2003.*** Sibneft has launched a new version of its award-winning website in both English (www.sibneft.com) and Russian (www.sibneft.ru). The new site retains the look and feel of its pred

File No. 82-4882

# Exhibit 12

**Official press-release on the fact that Sibneft Board of Directors Recommends $1.09 Billion Dividend Payment, dated 14 March, 2003**

**File No. 82-4882**

# Sibneft Board of Directors Recommends $1.09 Billion Dividend Payment

***Moscow, March 14, 2003.*** The Sibneft board of directors has approved a recommendation to the annual shareholder meeting, to be held on May 15, 2003, on the payment of dividends in the amount of 34,232,183,393.58 rubles ($1.09 billion). The amount is equal to a dividend of 7.22 rubles ($0.23) per share. The record date for shareholders eligible to attend the annual meeting and receive dividends is March 28, 2003.

Sibneft posted 2002 net profits of $1.1 billion according to revised preliminary financial results calculated to U.S. GAAP accounting standards. The company's policy is to pay the maximum dividend possible, while taking into account capital requirements to fund organic growth, the availability of new acquisitions, and the maintenance of a sound debt-to-equity ratio.

According to its business plan for 2003, Sibneft will spend no less than $925 million on capital expenditures as it boosts output to 33.0 million tons (excluding Slavneft) from 26.3 million tons last year.

Sibneft president Eugene Shvidler confirmed that the company would continue to uphold a high standard of investor relations. "Our fast rate of growth, strong investment program, and adherence to best corporate practices will continue to make Sibneft increasingly attractive to investors," Shvidler stated.

Sibneft paid its first dividends of $50 million in the year 2000. In 2001, the company paid dividends in the amount of $983 million, which set a record as the largest-ever Russian corporate dividend payment to date.

File No. 82-4882

# Exhibit 13

**IV Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on March 30, 2003**

**File No. 82-4882**

"Authorized"
by the Board of Directors of Joint Stock Company
"Siberian Oil Company"
Minutes No. 116 dated 07 February, 2003

Secretary of the Board of Directors V.I. Novikov ___________
(Signature)

Seal

# QUARTERLY REPORT

## ISSUER OF SECURITIES

## For: Quarter IV, 2002

***Joint Stock Company "Siberian Oil Company"***

***Issuer Code: 00146-A***

***Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***
***Postal address: 115035 Moscow, Sadovnicheskaya St., 4***

***Information contained in this information memorandum is subject to disclosure requirements in accordance with the laws and regulations of the Russian Federation***

President E.M.Shvidler _______________
(signature)

Chief Accountant E.N.Sukharkova _______________
(signature)

30.01.2003

(Seal)

Contact person: *Vladimir Ivanovich Novikov*
Head of Corporate Management Department
Tel.: *(095) 777 31 17* Fax: *(095) 777 31 27*
E-mail: *Annak@sibneft.ru*

## A. Description of the Issuer

**9. Full company name of the Issuer.**
*Joint Stock Company "Siberian Oil Company"*

**10. Abbreviated company name of the Issuer.**
*JSC "Sibneft"*

**11. Information on changes of the company name and legal form of the Issuer.**
Company name and legal form of Company have not been changed

**12. State registration status.**
Date of state registration: ***August 21, 2002***
Registration number: *1025501701686*
Name of the authority issuing state registration: ***Inspection of the Tax Ministry of RF at the Lyubinsky district, Omsk region (JSC Sibneft was registered on 6 October 1995 by Omsk City Registration Chamber, Omsk City Government № 38606450)***

Licenses:
Number: *СЛХ № 00562 NE*
Date of issue: ***December 30, 1998***
License expiration date: ***December 29, 2023***
Name of the authority issuing the license: ***YNAO Committee on mineral resources, Ministry of natural resources RF, Administration of YNAO***
Type of activity: ***geological studies, searches and production of oil and gas within the boards of Romanovskoye field.***

Number: *OMC № 00093 NE*
Date of issue: ***September 28, 2000***
License expiration date: ***October 1, 2025***
Name of the authority issuing the license: ***Ministry of natural resources RF, Administration of Tarsky area***
Type of activity: ***geological research and production of hydrocarbon within the boards of south-western part of Krapivinskoe field (Omsk region)***

Number: *00100 OMC НП*
Date of issue: ***November 13, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Omsk region***
Type of activity: ***geological research within the boards of Prigranichnyy area***

Number: *00948 СЛХ HP*
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Valyntoyskiy area***

Number: *00946 СЛХ HP*
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Pyakutinskiy area***

Number: *00947 СЛХ HP*

Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of North-Noyabrsk area***

Number: ***10970 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources***
Type of activity: ***geological research within the boards of Aykhettinskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: ***СЛХ #00934 ВЭ***
Date of issue: ***December 18, 2000***
License expiration date: ***December 17, 2005***
Name of the authority issuing the license: ***Committee on mineral resources of Ministry of natural resources RF***
Type of activity: ***output of sweet subterranean water for drinking and production water supply of the boards of 1,2 Romanovskoe area***

Number: ***62ЭК №15-1150***
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licences***

Number: ***62СТ №15-1151***
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licenses***

**13. Taxpayer's identification number.**
*5504036333*

**14. Type of Activity.**
**Codes of OKONH:**
*71100 – Wholesale Trade*
*11220 – Oil Refining Industry*
*11232 – Natural Gas Refining*
*11233 – Oil Gas Refining*

*71200 – Retail Trade*
*96420 – Exchange Transactions*
*84100 – Intermediate Services in Purchase and Sale of Goods, Securities, Currency*
*72200 – Foreign Trade of Private Companies*
*80100 – Supply*
*80200 – Sale*

**15. Legal address, postal address and contact phone numbers.**
Legal address: ***646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***
Postal address: ***115035 Moscow, Sadovnicheskaya St., 4***
Tel.: ***(095) 777 31 52*** Fax: ***(095) 777 31 51***
E-mail: ***No E-mail***

**16. Auditors.**

***Company name:*** Closed JSC "Ernst and Young Vneshaudit"
***Legal address:*** 103062 Moscow, Podsosenskiy Per., 20/12
***INN (taxpayer's identification number):*** 7717025097
***Postal address:*** 113062 Moscow, Podsosenskiy Per., 20/12
***Tel.:*** (095) 755-97-00 ***Fax:*** (095) 755-97-10
***E-mail:*** No E-mail

***License:***
Number: ***004768***
Date of issue: ***February 08, 2002***
License expiration date: ***February 08, 2005***
Name of the authority issuing the license: ***Finance Ministry***

**17. Registrars.**
Registrar:
Name of the registrar: ***Open JSC "Registrator R.O.S.T."***
Legal address: ***Russia, Moscow, Stromynka St., 18, bldg. 13***
Postal address: ***107996 Moscow, Stromynka St., 18, p/b. 9***
Tel.: ***(095) 786-69-70, 786-69-75*** Fax: ***(095) 786-69-74***
E-mail: ***rost@rrost.ru***

License:
Number: ***10-000-1-00264***
Date of issue: ***December 03, 2002***
License expiration date: ***undetermined***
Name of the licensing authority: ***Federal Securities Commission***

Date since which the registrar has kept the register of the Issuer: ***30.12.2001***

***No save keeping of the issued securities of the Issuer in reporting quarter.***

**18. Depository.**
***No depository***

**19. The shareholders of Issuer.**
Total number of shareholders (members): ***13 029***

Shareholders (members) owning not less than 5% of the Charter Capital of the issuer:

19.1 Company name: *Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)*
Legal address: ***123022 Moscow, Krasnaya Presnya, 31***
Postal address: ***123022 Moscow, Krasnaya Presnya, 31***
Share in the Charter Capital of issuer: ***24.1171 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.1.1 Company name: ***no data***

19.2 Company name: *Closed JSC "ABN AMRO BANK A.O." (Nominee)*
Legal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Postal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Share in the Charter Capital of issuer: ***19.7297 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.2.1 Company name: ***no data***

19.3 Company name: *JSC "West-Siberian Depository"(Nominee)*
Legal address: ***Russian Federation 644043 Omsk region, Omsk, Kemerovskaya St., 10***
Postal address: ***101000 Moscow, Myasnitskaya St., 38***
Share in the Charter Capital of Issuer: ***19.4567 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.3.1 Company name: ***no data***

19.4 Company name: *Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)*
Legal address: ***117049 Moscow, Zhitnaya St., 12***
Postal address: ***103009 Moscow, Sredniy Kislovskiy pereulok, 1/13***
Share in the Charter Capital of issuer: ***14.8957 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.4.1 Company name: ***no data***

19.5 Company name: *Limited Liability Company "DEUTSCHE BANK" (Nominee)*
Legal address: ***129090 Moscow, Shchepkina St., 4***
Postal address: ***129090 Moscow, Shchepkina St., 4***
Share in the Charter Capital of issuer: ***13.8478 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.5.1 Company name: ***no data***

**20. Management structure.**

***The governing bodies of JSC Sibneft are its General Shareholders' Meeting, Board of Directors, individual executive body – President and collective executive body – Management Board. The highest governing body of the Company is its General Shareholders' Meeting. The Board of Directors provides overall guidance of the Company's activities, with the exception matters under the exclusive competence of the General Shareholders' Meeting. The Board of Directors of the Company is composed of nine individuals, to be elected by the General Shareholders' Meeting.***

The competence of General Shareholders' Meeting (members) of the Issuer in accordance with its Charter (constituent documents) is as follows:

***1) making changes and additions to the Company's Charter or approving the new wording of the Company's Charter (except cases provided in paras 2-5 of Article 12 of the federal law On Joint-Stock Companies);***
***2) reorganizing the Company;***
***3) liquidating the Company, appointing the liquidation commission and approving the intermediate and final liquidation balancesheets;***
***4) electing members of the Company's Board of Directors and an early termination of their powers;***
***5) electing the Company's President and an early termination of his powers;***
***6) electing members of the Company's auditing commission and an early termination of their powers;***
***7) approving the auditor of the Company;***
***8) deciding on the quantity, nominal value and category (type) of announced stock and the rights provided by the stock;***
***9) increasing the Company's equity;***
***10) placing the Company's emitted securities convertible into stock;***

*11) reducing the Company's equity by reducing the nominal value of stock through acquisition by the Company of a part of the stock in order to reduce the overall quantity, as well as through redemption of stock (stock held by the Company) acquired and bought-out by the Company;*
*12) approving annual reports, the annual accounting reports, including the Company's profit and loss statements (profit and loss accounts), as well as distributing the profit, including payment (announcing) of dividends and losses of the Company, based on the results of the fiscal year;*
*13) defining the procedure for holding a general meeting of shareholders;*
*14) fragmenting and consolidating stock;*
*15) deciding to approve deals in cases provided by Article 83 of the federal law On Joint-Stock Companies;*
*16) deciding to approve major deals in cases provided by Article 79 of the federal law On Joint-Stock Companies;*
*17) deciding on participation in holding companies, financial-industrial groups, associations and other associations of commercial entities;*
*18) approving internal documents regulating the activity of the Company's bodies, including Regulation on the General Meeting of Shareholders, Regulation on the Board of Directors, Regulation on the President, Regulation on the Management Board, and Regulation on the Procedure of Activity of the Auditing Commission;*
*19) deciding on remuneration and (or) compensation of expenses to members of the Company's auditing commission, related to the performance by them of their duties during the period in which they discharge their duties; establishing the amount of such remuneration and compensations;*
*20) deciding on remuneration and (or) compensation of expenses to members of the Company's Board of Directors, related to the performance by them of their functions of members of the Board of Directors during the period in which they discharge their duties; establishing the amount of such remuneration and compensations;*
*21) deciding on compensation from the resources of the Company of expenditure to persons and entities -- initiating an early general meeting of shareholders, of expenditure involved in preparing and holding that meeting;*
*22) deciding on transfer of powers of the single "one-person" executive body of the Company, under an agreement, to a commercial organization (managing organization) or to an individual entrepreneur (the manager);*
*23) deciding on an early termination of the powers of the managing organization or the manager;*
*24) defining the list of additional documents, the keeping of which by the Company is binding;*
*25) deciding on other issues provided by the federal law On Joint-Stock Companies.*
*The general meeting of shareholders is not authorized to examine and decide on issues not placed by the law and the Company's Charter within its competence. The general meeting of shareholders is not authorized to decide on issues not included in the meeting's agenda or to change the agenda.*

The competence of the Issuer's Board of Directors in accordance with its Charter (constituent documents) is as follows:

*The Company's Board of Directors conducts day-to-day running of the Company, except for issues that have been referred by federal laws and the Charter to the jurisdiction of the general shareholders meeting. The competence of the Board of Directors:*

*1) determining priority areas of the Company's development, including strategic objectives of the Company, the main types of activity and regions of operation, the dividend policy, a long-term and medium-term development strategy of the Company, endorsing the annual business plans of the Company;*

*2) calling the annual and extraordinary general shareholders meetings, except for cases provided for in Clause 8, Article 55 of the federal law On Joint Stock Companies;*

*3) endorsing the agenda of the general shareholders meeting;*

*4) determining the date when a list of people entitled to attend the general shareholders meeting is to be drawn up, and other issues referred to the jurisdiction of the Company's Board of Directors in accordance with Chapter VII of the federal law On Joint Stock Companies and connected with the preparation and conduct of the general shareholders meeting;*

*5) giving preliminary endorsement to the Company's annual reports, annual accounting reports, including profit/loss statements based on the results of a fiscal year;*

*6) appointing members of the Company's Management Board;*

*7) terminating the powers of the members of the Company's Management Board ahead of time;*

*8) endorsing an agreement on the transfer of the powers of the one-person executive body of the*

*9) adopting decisions on the creation of a temporary one-person executive body of the Company and on the holding of an extraordinary general shareholders meeting to solve the question of early termination of the powers of the Company president or the management organization (manager) and the election of the president of the Company or the transfer of the powers of the one-person executive body to the management organization or the manager if the president of the Company or the management organization (manager) cannot discharge their duties;*

*10) adopting a decision on the suspension of the powers of the Company president or the management organization or the manager. Simultaneously with this decision the Company's Board of Directors has to adopt a decision on the creation of a temporary one-person executive body of the Company and the holding of an extraordinary general shareholders meeting to solve the question of early termination of the powers of the Company president or the management organization (manager) and the election of the president of the Company or the transfer of the powers of the one-person executive body to the management organization or the manager;*

*11) placing bonds and other emission securities that cannot be converted into shares;*

*12) endorsing the decision to issue securities, prospectuses of issue, a report on the results of the emission of securities, and adopting changes and additions to them;*

*13) endorsing quarterly reports of the emission of securities;*

*14) determining the price (money value) of property, the price of placement and redemption of securities in cases provided for in the federal law On Joint Stock Companies;*

*15) acquiring shares placed by the Company in accordance with Clause 2, Article 72 of the federal law On Joint Stock Companies;*

*16) acquiring bonds and other securities placed by the Company in cases provided for in the federal law On Joint Stock Companies;*

*17) issuing recommendations to the general shareholders meeting with regard to the size of rewards and compensations paid to members of the Auditing Commission;*

*18) determining the size of remuneration for the services of the auditor;*

*19) issuing recommendations to the general shareholders meeting with regard to the size of dividends on shares and the procedure for the payment of dividends;*

*20) issuing recommendations to the general shareholders meeting with regard to the distribution of profit and losses of the Company based on the results of a fiscal year;*

*21) using the reserve and other funds of the Company;*

*22) endorsing internal documents of the Company except for internal documents regulating the work of the Company's bodies endorsed by decision of the general shareholders meeting, and other internal documents of the Company, the endorsement of which is referred by the Charter to the jurisdiction of the one-person executive body, adopting changes and additions to these documents;*

*23) creating and liquidating branches and representative offices of the Company, endorsing regulations on the branches and representative offices, adopting changes and additions to same;*

*24) adopting amendments to the Company's Charter connected with the creation of branches, the opening of representative offices or their liquidation;*

*25) endorsing major transactions in cases provided for in Chapter X of the federal law On Joint Stock Companies;*

*26) endorsing transactions in cases provided for in Chapter XI of the federal law On Joint Stock Companies;*

*27) confirming the Company's registrar and the terms of contract with him, as well as terminating the contract with same;*

*28) adopting at any time a decision to audit the Company's financial and economic activities;*

*29) selecting a person authorized to sign a contract on behalf of the Company with the president (management organization or manager) and members of the Company's Management Board;*

*30) endorsing the main provisions of contracts with the president and members of the Company's Management Board;*

*31) drawing up a list of additional documents that are required to be kept in the Company;*

*32) endorsing the procedures of internal control over the financial and economic activities of the Company;*

*33) endorsing internal procedures for managing risks, ensuring compliance, analyzing the effectiveness of such procedures and improving them;*

*34) other issues provided for in the federal law On the Joint Stock Companies and the Charter.*

*Issues referred to the competence of the Company's Board of Directors cannot be delegated to the*

The competence of the individual executive body and the collective executive body of the Issuer in accordance with its Charter (constituent documents) is as follows:
*The President of the Company that is the individual executive body of the Company. All the issues of managing the current activities of the Company except the issues that are within the competence of the General Meeting of Shareholders, the Board of Directors and the management board of the Company shall be within the competence of the President.*
*The President shall organize implementation of the decisions of the General Meeting of Shareholders, the Board of Directors and the management board of the Company.*
*The President shall act on behalf of the Company without a power of attorney, represent its interests, approve its staff chart, issue orders and directives that are binding on all the employees of the company.*
*The President shall effect transactions on behalf of the Company, including independent transactions connected with the acquisition, alienation or possible alienation by the Company, directly or indirectly, of the property whose value accounts for less than 10 percent of the book value of the Company's assets as determined in accordance with the accounting report as of the last reporting date unless a different procedure of effecting such deals is envisaged by the federal law On Joint Stock Companies and these Charter.*
*Transactions connected with acquisition, alienation or possible alienation by the Company, directly or indirectly, of property whose value accounts for 10 percent or more of the book value of the assets of the Company, with the exception of the transactions effected in the course of normal business activities, as well as any other transactions for which a different procedure is envisaged under the federal law On Joint Stock Companies and these Charter, may be effected by the President provided a prior decision to the effect has been taken by the authorized body of the Company management board.*
*The rights and duties, the terms and remuneration of the services of the President of the Company shall be determined by the agreement concluded between the President and the Company. The agreement on behalf of the Company shall be signed by the Chairman of the Board of Directors or the person authorized by the Board of Directors of the Company.*
*The President shall be elected by the General Meeting of Shareholders for a term of 5 years unless the General Meeting of Shareholders determines a different term.*

*The Management Board that is Collective Executive Body within its competence shall:*

*1) preparing proposals on general guidelines of the activities and development of the Company, investment, credit and financial and price policy;*

*2) preparing proposals on the main parameters and terms of the issue of securities and on dividend policy;*

*3) ensuring regular expert examination of the financial and economic activities of the Company;*

*4) making decisions on the conclusion of transactions connected with acquisition, alienation or possible alienation by the Company, direct or indirect, of the property whose value at the time of the decision accounts for between 10 and 25 percent of the book value of the Company assets with the exception of transactions performed in the course of normal economic activities of the company;*

*5) preparing proposals on the organizational structure of the Company;*

*6) making decisions on the signing of the Collective Agreement by the Company and approving the terms thereof.*

*The members of the management board shall be appointed by the Board of Directors of the Company. They shall be three in number and shall be appointed for a term of 5 years unless a different term is established by decision of the Board of Directors. The powers of any member of the management board may be terminated by the Board of Directors of the Company.*
*The president of the Company shall perform the functions of the chairman of the management board.*
*The procedure of the work and making of decisions by the management board shall be determined by an internal document of the Company approved by the General Meeting of Shareholders.*

**21. Members of the Board of Directors of the Issuer**

The Board of Directors
Chairman of the Board of Directors: *Potapov Konstantin Nikolaevich*

Members of the Board of Directors:

*Independent Director Vinchel Mikhail Genrikhovich*
Born in: *1961*

Positions held for the last 5 years:
Term: *1995 -present*
Company: *JSC "Investment company Prospect"*
Position: *General Director*

Share in the Charter Capital of the Issuer (%): *No shares*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting quarter:
Salary (roubles): *0*
Bonus (roubles): *0*
Fees (roubles): *0*
Other material provisions (roubles): *0*
Total (roubles): *0*

*Independent Director Gavrikov Albert Alexeevich*
Born in: *1970*

Positions held for the last 5 years:
Term: *1995 -present*
Company: *Investment company Aton*
Sphere of activity: *Stock market*
Position: *Managing Director*

Share in the Charter Capital of the Issuer (%): *No shares*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting quarter:
Salary (roubles): *0*
Bonus (roubles): *0*
Fees (roubles): *0*
Other material provisions (roubles): *0*
Total (roubles): *0*

*Independent Director Tyryshkin Ivan Aleksandrovich*
Born in: *1973*

Positions held for the last 5 years:
Term: *1996 -1998*
Company: *Federal Commission on Securities*
Position: *Head of Department*

Term: *1998 - 2001*
Company: *National Association of participants of stock market*
Position: *President*

Term: *2001 - present*
Company: *Non-profit partnership "Stock Exchange RTS"*
Position: *President*

Share in the Charter Capital of the Issuer (%): *No shares*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting quarter:

Salary (roubles): ***0***
Bonus (roubles): ***0***
Fees (roubles): ***0***
Other material provisions (roubles): ***0***
Total (roubles): ***0***

*Shvidler Eugene Markovich*
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - 1999***
Company: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

*Breeva Tatyana Alekseevna*
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity:
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity:
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity:
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

*Novikov Vladimir Ivanovich*
Born in: ***1945***

Positions held for the last 5 years:
Term: ***1996 -present***
Company: ***JSC Sibneft***
Position: ***Head of Corporate Management Department***

Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period:
***The information is confidential***

***Potapov Konstantin Nikolaevich***
Born in: ***1956***

Term: ***1998 -present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0121%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
***The information is confidential***

***Oif Valeriy Aleksandrovich***
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

***Poltorak Evgeniy Yakovlevich***
Born in: ***1947***

Positions held for the last 5 years:
Term: ***1997- present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0009%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

**22. The individual executive body and the Collective executive body of the Issuer.**
The individual executive body and members of the Collective executive body of the Issuer:

***Korsik Aleksandr Leonidovich***
Born in: ***1956***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Position: ***Head of Strategic Development Department***

Company: *JSC Sibneft*
Position: *First Vice-president*

Term: *1999 - 2001*
Company: *JSC Sibneft*
Position: *Since March 5, 2001 Mrs. Panchenko stopped performing her duties because of her entering the government service*

Share in the Charter Capital of the Issuer (%): *0%*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period (rubles):
*The information is confidential*

*Shvidler Eugene Markovich*
Born in: *1964*

Positions held for the last 5 years
Term: *1998 – 1999*
Company name: *JSC Sibneft*
Position: *Acting President*

Term: *1999 – present*
Company name: *JSC Sibneft*
Position: *President*

Share in the Charter Capital of the Issuer (%): *0%*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period (rubles.):
*The information is confidential*

*Breeva Tatyana Alekseevna*
Born in: *1951*

Positions held for the last 5 years:
Term: *1997 - 1999*
Company: *JSC Sibneft*
Scope of activity:
Position: *Head of Internal Audit Department*

Term: *1999 - 2001*
Company: *JSC Sibneft*
Scope of activity:
Position: *Chief Accountant*

Term: *2001 - present*
Company: *JSC Sibneft*
Scope of activity:
Position: *Vice-president on Finance*

Share in the Charter Capital of the Issuer (%): *0%*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period (rubles.):
*The information is confidential*

**23. Remuneration paid to the members of the Board of Directors and other officials of the Issuer.**

Total amount of remunerations, paid off to the persons, stated in Articles 21 and 22, for the reporting period:
Salary (rubles):
Bonus (rubles):
Commissions paid (rubles):
Other material awards (rubles):
Total (rubles): ***0***

*Please see Articles 21 and 22.*

**24. List of legal entities in which Issuer is a member.**

Legal entities in which Issuer holds not less than 5% of the Charter Capital:

Company name: ***LLC "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109034, Moscow, Kursovoy Per., 4***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%

Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Closed JSC "Sibneftavia"***
Legal Address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040, Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***LLC "Club Zariche"***
Legal Address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***LLC "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%

Company name: ***LLC "Khantos"***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Closed JSC "Sibneft-Ural"***
Legal Address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***LLC "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%

Company name: ***LLC "Fin-Trade"***
Legal address: ***141008 Moscow region, Mytischy, Novomytischinskiy prospect, 19***
Postal address: ***141008 Moscow region, Mytischy, Novomytischinskiy prospect, 19***

Company name: *JSC "Sibneft- Noybrskneftegas"*
Legal address: ***629807 Tyumen region, Yamalo-Nenesky autonomous district, Noyabrsk, Lenina St., 59/87***
Postal address: ***626726 Tyumen region, Noyabrsk, Lenina St., 59/87***
Share in the Charter Capital of the legal entity (%): ***99.36 %***

Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share in the Charter Capital of the legal entity (%): ***100***%

Company name: ***JSC "Sibneft-Omsknefteprodukt"***
Legal Address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***90 %***

Company name: ***JSC "Sibneft-Omsk Oil Refinery "***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
***JSC "Sibneft-ONPZ"***
Share of Issuer in the Charter Capital of the legal entity (%): ***83.21 %***

Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Share in the Charter Capital of the legal entity (%): ***75 %***

Company name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal address: ***629809 Tyumen region, Noyabrsk, promzona***
Postal address: ***629809 Tyumen region, Noyabrsk, promzona***
Share in the Charter Capital of the legal entity (%): ***75 %***

Company name: ***JSC "Sibneft-Noybrskneftegasgeophizika"***
Legal Address: ***629089, Tyumen region, Yamalo-Nenesky autonomous district, Noyabrsk, Promyshlennaya zona***
Postal address: ***626726, Tyumen region, Noyabrsk, Promyshlennaya zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.7 %***

Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.12 %***

Company name: ***JSC "Sibneft-Tyumennefteprodukt"***
Legal address: ***625000, Tyumen, Lenina Str., 67***
Postal address: ***625048, Tyumen, Respubliki Str., 81***
Share of Issuer in the Charter Capital of the legal entity (%): ***57.71 %***

Company name***: Limited Liability Company "Radio ZS"***
Legal address: ***629810 YANAO, Noyabrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O. Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51%***

Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal Address***: 113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***

Company name: *Closed JSC "Mediacenter-A7"*
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: *Closed JSC "Airoport-Service"*
Legal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.0013 %***

Company name: *Limited Liability Company "Sibneft-Yugra"*
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: *Limited Liability Company "Sibneft-Chukotka"*
Legal Address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 4***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: *JSC "Sverdlovsknefteprodukt"*
Legal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Postal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.5 %***

Company name: *JSC "Meretoyakhaneftegas"*
Legal address: *YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15*
Postal address: *629604 YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15*
Share of Issuer in the Charter Capital of the legal entity (%): *33.05%*

Company name: *Limited Liability Company "Krasnoyarsk-Oil-Service"*
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): *19.9778%*

Company name: *Limited Liability Company "Sibneftenergo"*
Legal address: *630099 Novosibirsk, Oktyabrskya St., 52*
Postal address: *630099 Novosibirsk, Oktyabrskya St., 52*
Share of Issuer in the Charter Capital of the legal entity (%): *19%*

Company name: *JSC "Oil Products Supplying Company "Uralnefteproduct""*
Legal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Postal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.74 %***

Company name: *JSC "Ekaterinburg Oil Products Company"*
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***

Company name: *Closed JSC "TV6 REGION"*
Legal address: ***103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***

25.1 Company name: *LLC "Fin-Trade"*
Legal address: ***141008 Moscow region, Mytischy, Novomytischinskiy prospect, 19***
Postal address: ***141008 Moscow region, Mytischy, Novomytischinskiy prospect, 19***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.2 Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.3 Company name: ***Closed JSC "Sibneftavia"***
Legal address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040 Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.4 Company name: ***Limited Liability Company "Club Zariche"***
Legal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entities in the Charter Capital of Issuer: ***No shares***
Officials:

25.4.1 ***Goncharova Marina Alekseevna***
Function of official: ***individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.5 Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.6 Company name: ***Limited Liability Company "Khantos"***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.7 Company name: ***Closed JSC "Sibneft-Ural"***
Legal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.8 Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.9 Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109034, Moscow, Kursovoy Per., 4***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.10 Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.11 Company name: ***JSC "Sibneft-Noyabrskneftegas"***
Legal Address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, St. Lenina, 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, St. Lenina, 59/87***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.11.1 ***Link Yuriy Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.2 ***Mukhametzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.11.3 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.4 ***Stavskiy Mikhail Efimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.5 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.6 ***Stavskiy Mikhail Efimovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.12 Company: ***JSC "Sibneft-Omsknefteprodukt"***
Legal address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***90 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.12.1 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.12.2 ***Baibus Vladimir Valentinovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12.3 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12.5 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.12.6 ***Alexandrov Georgy Viktorovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13 Company name: ***JSC "Sibneft-Omsk Oil Refinery"***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1 JSC "Sibneft-Omsk Oil Refinery"***
Share of Issuer in the Charter Capital of the legal entity (%): ***83.21 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.13.1 ***Sarvarov Ildus Irekovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.13.2 ***Martynov Sergey Vaycheslavovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.3 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.4 ***Sukharkova Evgeniya Nokolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.5 ***Sarvarov Ildus Irekovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.13.6 ***Alexandrov Georgy Viktorovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.14 Company Name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal Address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Postal address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Share of Issuer in the Charter Capital of the legal entity (%): *75 %*
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.15 Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Share in the Charter Capital of the legal entity (%): *75 %*
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.16 Company name: ***JSC "Sibneft-Noyabrskneftegazgeophizika"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***

Postal address: *626726, Tyumen region, Noybrsk, Promyshlennay zona*
Share of Issuer in the Charter Capital of the legal entity (%): *66.704 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*
Officials:

25.16.1 *Pasechnik Mikhail Petrovich*
Function of official: *Individual executive body*
Share in the Charter Capital of Issuer: *0.000169 %*

25.16.2 *Leshko Alla Ivanovna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.16.3 *Mukhamedzyanov Reval Nurlygayanovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0.00167 %*

25.16.4 *Palekhova Nataliya Nikolaevna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.16.5 *Diyashev Iskander Rasimovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.16.6 *Latysh Rostislav Rostislavovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.16.7 *Svaykin Vladimir Anatolyevich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.16.10 *Pasechnik Mikhail Petrovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0.000169 %*

25.17 Company name: *JSC "Sibneft-Barnaulnefteprodukt"*
Legal Address: *656004 Barnaul, Karl Marx St., 124*
Postal address: *656004 Barnaul, Karl Marx St., 124*
Share of Issuer in the Charter Capital of the legal entity (%): *66.12%*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.18 Company name: *JSC "Sibneft-Tyumennefteprodukt"*
Legal address: *Tyumen, Uritskogo Str., 28*
Postal address: *625000, Tyumen, Lenina Str., 67*
Share of Issuer in the Charter Capital of the legal entity (%): *57.71 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.19 Company name: *Limited Liability Company "NI and PP "Inpetro"*
Legal address*: 113035 Moscow, Sadovnicheskaya St., 71, bldg. 3*
Postal address: *113035 Moscow, Sadovnicheskaya St., 71, bldg. 3*
Share of Issuer in the Charter Capital of the legal entity (%): *51 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.20 Company name: *Closed JSC "Mediacenter-A7"*
Legal Address: *Russian Federation,Omsk, 22 Dekabrya St., 98*
Postal address: *Russian Federation,Omsk, 22 Dekabrya St., 98*
Share of Issuer in the Charter Capital of the legal entity (%): *51 %*

Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.21 Company name: *Limited Liability Company "Radio-ZS"*
Legal address: *629810 YANAO, Noybrsk, Izyskateley St., 51*
Postal address: *629810 YANAO, Noyabrsk, P.O.Box 713*
Share of Issuer in the Charter Capital of the legal entity (%): *51 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.22 Company name: *Closed JSC "Airoport-Service"*
Legal address: *633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"*
Postal address: *633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"*
Share of Issuer in the Charter Capital of the legal entity (%): *50.0013 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.23 Company name: *Limited Liability Company "Sibneft-Yugra"*
Legal Address: *628007 Khanty-Mansiysk, Mira St., 149*
Postal address: *628007 Khanty-Mansiysk, Mira St., 149*
Share of Issuer in the Charter Capital of the legal entity (%): *50 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.24 Company name: *Limited Liability Company "Sibneft-Chukotka"*
Legal address: *689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6*
Postal address: *113035 Moscow, Sadovnicheskaya St., 4*
Share of Issuer in the Charter Capital of the legal entity (%): *50 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.25 Company name: *JSC "Sverdlovsknefteprodukt"*
Legal address: *620014 Ekaterinburg, 8th March St., 25*
Postal address: *620014 Ekaterinburg, 8th March St., 25*
Share of Issuer in the Charter Capital of the legal entity (%): *40.49 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.26 Company name: *JSC "Meretoyakhaneftegas"*
Legal address: *YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15*
Postal address: *629604 YaNAR, Purovskiy district, Muravlenko,Prombaza panel, 15*
Share of Issuer in the Charter Capital of the legal entity (%): *33.05*%
Share of the legal entity in the Charter Capital of Issuer: *No shares*
Officials:

25.26.1 *Marchenko Igor Valentinovich*
Function of official: *Individual executive body*
Share in the Charter Capital of Issuer: *0%*

25.26.2 *Leshko Alla Ivanovna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.26.3 *Matevosov Andrey Rafaelovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0%*

25.26.4 *Sukharkova Evgeniya Nikolaevna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.26.5 *Trukhachev Andrey Nikolaevich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.26.6 *Yanchev Petr Viktorovich*
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.27 Company name: ***Limited Liability Company "Krasnoyarsk-Oil-Service"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***19.9778***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.28 Company name: ***Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya Str., 52***
Share of Issuer in the Charter Capital of the legal entity (%): ***19***%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.29 Company name: ***JSC "Oil Products Supplying Company "Uralnefteproduct""***
Legal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Postal address: ***620026, Russia, Ekaterinburg, Narodnoy voli St.,69***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.74 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.30 Company name: ***JSC "Ekaterinburg Oil Products Company"***
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.31 Company name: ***Closed JSC "TV6 REGION"***
Legal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

**26. Other affiliates of Issuer.**
26.1 Company name: ***Sibneft Oil Trade Company Limited***
Legal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Postal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.2 Company name: ***OJSC Medical Insurance Company "Panaceya"***
Legal address: ***626726 Russian Federation, Yamal-Nenets Autonomus region, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Postal address: ***626726 Russian Federation, Yamal-Nenets Autonomus region, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.3 Company name: ***JSC "Factory of ceramic and construction materials"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.4 Company name: ***Open JSC "NoyabrskAUTOservice"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.5 Company name: ***Closed JSC "Publishing house "Blagovest"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.6 Company name: ***LLC "Neftechimstroy"***
Legal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.7 Company name: ***LLC "Center of food and trading"***
Legal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Postal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.8 Company name: ***LLC "Interer-plus"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.9 Company name: ***LLC "Neftechimremont"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.10 Company name: ***LLC "Maintenance station Virazh"***
Legal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Postal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.11 Company name: ***LLC "Maintenance station № 32"***
Legal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Postal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.12 Company name: ***LLC "Product-technical firm "Nefteproductservice"***
Legal address: ***644024 Russia, Omsk, 10 let Oktyabrya St., 33***
Postal address: ***644024 Russia, Omsk, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***

26.13 Company name: *LLC "PromService*
Legal address: ***Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Postal address: ***626601 Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.14 Company name: *LLC "Service Boring Company"*
Legal address: ***Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.15 Company name: *LLC "Kapitalny remont skvazhin – Service"*
Legal address: ***Russian Federation, YANAO, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, YANAO, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.16 Company name: *LLC "Tyumenbazsnab"*
Legal address: ***625010, Tyumen, Barabinskaya St.,1***
Postal address: ***625010, Tyumen, Barabinskaya St.,1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.17 Company name: *OJSC "Sibneft-Sibir"*
Legal address: ***625048, Tyumen, Kharkovskaya St.,59***
Postal address: ***625048, Tyumen, Kharkovskaya St.,59***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.18 Company name: *LLC "Avtomatika-service"*
Legal address: ***644040, Omsk, Gubkina prospect,1***
Postal address: ***644040, Omsk, Gubkina prospect,1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

**27. Issuer's Share in the Charter Capital of other affiliates.**
***Please see articles 24, 25, 26***

**28. Share of affiliates, their founders and officers in Issuer's Charter Capital.**
***Please see article 24, 25, 26***

**29. Individuals owning more than 5% votes at the shareholders' meeting.**
Company name: *Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)*
Share: *24.1171 %*

Company Name: *Closed JSC "ABN AMRO BANK A.O." (Nominee)*
Share: *19.7297 %*

Company name: *JSC "West-Siberian Depository"(Nominee)*
Share: *14.8957 %*

Company name: *Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)*
Share: *14.8657 %*

Company name: *Limited Liability Company "DEUTSCHE BANK" (Nominee)*
Share: *13.8478 %*

**30. Issuer's Share in industrial, banking and financial groups, holdings, corporations and associations.**
Full name: *"Russian Marketing Association"*
Function of the Issuer: *Member of Association*

Full name: *Non-profit partnership «Siberian hockey corporation»*
Function of the Issuer: *The partnership co-founder*

Full name: *Non-profit partnership "Western-Siberian investments center"*
Function of the Issuer: *The partnership co-founder*

**31. Branches and representative offices of the Issuer.**
Full name: *Moscow branch*
Legal address: *109017, Moscow, Bolshoy Tolmachevskiy pereulok, 3*
Postal address: *113035, Moscow, Sadovnicheskaya St., 4*
Full name of the manager: *Goncharova Marina Alekseevna*
Opening date: *August 16, 1996*
Power of attorney validity: *till April 1, 2002*

Full name: *Yamalsk representative office*
Legal address: *626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.*
Postal address: *626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.*
Full name of the manager: *Lyalin Vladimir Mikhaylovich*
Opening date: *April 29, 1996*
Power of attorney validity: *till February 01, 2003*

Full name: *Noyabrsk branch*
Legal address: *Yamalo-Nenetskiy Autonomous District, Noyabrsk*
Postal address: *Yamalo-Nenetskiy Autonomous District, Noyabrsk*
Full name of the manager: *Elfimov Vladimir Alekseevich*
Opening date: *September 6, 2000*
Power of attorney validity: *till March 01, 2002*

**32. Issuer's personnel.**
Average number of employees including employees working in branches and representative offices for the accounting period: *596*

**33. Description of the basic types of the activities of the Issuer.**
*Oil production and refining in the Russian Federation is basically carried out by a number of Vertically Integrated Companies such as LUKoil, YUKOS, Surgutneftegas, Tatneft, Sidanco, Tyumenskaya Neftyanaya Companiya, Sibneft, Rosneft and others.*
*Sibneft's operations span the range of activities including:*
- *oil and gas exploration, development and production;*
- *oil refining;*
- *oil and refined products selling.*

*The main types of Sibneft's activities:*
- *crude oil, gas;*
- *refined oil products.*

*Sources of raw materials and services:*
*"Sibneft" and its subsidiary JSC "Sibneft-Noyabrskneftegas" own licenses for exploration of fields at the territory of YNAR, KMAR and Omsk region.*
*JSC "Sibneft" enlists its subsidiaries for execution of production and also makes use of services from the number of Russian and foreign contractors. The suppliers of material and technical resources are Russian and foreign producers.*
*Th... ...ial for JSC "Sibneft-Omsk Oil Refinery" is crude oil, produced by JSC "Sibneft-*

*Noyabrskneftegas".*

*· Refined products distributed through JSC "Sibneft-Omsknefteproduct", JSC "Sibneft-Barnaulnefteproduct", Closed JSC "Kuzbassnefteproduct", JSC "Sverdlovsknefteprodukt", JSC "Ekaterinburgnefteprodukt", JSC "Sibneft-Tyumennefteprodukt", LLC "Sibneft-Noyabrsknefteprodukt", LLC "Sibneft-AZS Service", LLC "Sibneft-Krasnoyarsknefteprodukt"are the oil products produced by OJSC "Sibneft-Omsk Oil Refinery". Sibneft sells refined products primarily in Omsk region, Kemerovo region, Altay region, Krasnoyarskiy region, Tyumen region (including Yamalo-Nenetskiy and Khanty-Mansiyskiy Autonomous Districts), Novosibirsk region, Sverdlovsk region, Tomsk region, Kurgan region, Irkutsk region.*

*Crude oil and refined products are also exported to the countries near and far abroad.*

*Working Capital Requirements:*

*Issuer is implementing strategy aimed at optimization of the working capital and inventory.*

*Seasonal operations:*

*Issuer's activities are not affected by the seasonal factor.*

*Main competitors:*

*Main competitors of OJSC Sibneft are vertically integrated Russian oil companies, Sibneft competes with these companies in the markets where it sells its refined products.*

**34. Investment's declaration. Description of the basic types of the activities of the Issuer.**

*Provided only by investment funds.*

35. Strategy.

*With the purpose of creation of the base for stable development, improving of competitiveness and increase of profit in the interest of all shareholders the Company is carrying out works on following priority directions:*

- *Capital consolidation and optimizing of a management structure at the expense of transition on one share.*
- *Completion of wide-ranging restructuring programme that provides reorganization of several service structures into independent subdivisions, sale of nonspecialized enterprises and transfer of social assets to municipal officials.*
- *Increase of capital investments into oil production.*
- *Increase of oil extraction.*
- *Intensification of work at the new fields.*
- *Applying of advanced technologies, worked out together with Schlumberger, Halliburton, Baker Hughes, Deutag (horizontal drilling, hydrofracturing well restoration, kickoff second shafts)*
- *Supplementary exploration of reserves of oil by exploration drilling, carrying out 3D seismic studies, reconstruction and increase of output of low-performance and inoperative wells.*
- *Improving of quality of gasoline and diesel oil up to the perspective level at the expense of the implementation of sulphurous acid alkylation unit, catalic reforming unit with continuous catalyst regeneration.*
- *Improving of ecological situation at the technological units at the expense of the implementation of new technology of cleaning the soil and water from contaminating by oil refined products, decrease of energy consumption at the expense of implementation of power-saving technologies.*
- *Expansion of network of stationary and container petrol stations of European standards, developing and strengthening Company's position at the distribution market of oil products.*

*Draft business plan for 2003 defines further development of priority directions of Company's main activities, increasing in oil-producing assets and maximum returning from capital assets, increasing of effectiveness and cost cutting.*

**36. Issuer Charter Capital.**

Amount of Charter Capital (RUR): *7 586 079.4224*

Distribution of Charter Capital by species of stocks:

Ordinary stocks:

Total amount (RUR): *7 586 079.4224*

Share in Charter Capital: *100 %*

Preferred stocks:

Total amount (RUR): *0*

Share in Charter Capital: *0 %*

**37. Government Participation in Sibneft's Charter Capital**
The Government share of Charter Capital of Issuer:
*No such shares*

The share of Issuer's Charter Capital that is in the State (municipal) ownership:
*No such shares*

The presence of the special rights on participation of the Russian Federation, subject of the Russian Federation in the management of Issuer ("gold share")
*No such rights*

**38. Declared shares.**
No such shares

**39. Essential agreements and obligations of Issuer.**

**40. The Issuer's obligations for share and convertible securities into shares**
*No obligation.*

**41. Information on sanctions imposed on Issuer, information on litigations and inspections.**
**Sanctions imposed on Issuer by the organs of government and by court for the last three financial years and for the current year.**
*No such sanctions.*

**Description of all current or finished litigations in the reporting period, which can essentially affect the activity of Issuer:**
*No such litigations.*

**Description of ground of all current or finished inspections in the reporting period of Issuer, which are conducted by the organs of government, and also audit of Issuer, which is conducted by request of shareholders:**
*No such inspections.*

**42. Material information (events, activities) for the reporting period.**

Date of fact's occurrence (actions): **10.10.2002**
Code: **1500146A10102002**

*At OJSC "Sibneft" Board meeting held on 08 October, 2002 in regards of the second issue of agenda "On Holding an Extraordinary General Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the extraordinary general shareholders' meeting as 08 October, 2002, as of 19:00 hours.*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **10.10.2002**
Code: **1300146A10102002**

*At OJSC "Sibneft" Board meeting held on 08 October, 2002 the following resolves were made on the issues of agenda:*

*"2.1. To hold an extraordinary general shareholders' meeting on 22 November, 2002 in the form of an absentee voting with the following agenda:*

1. *To reorganize OJSC Sibneft in the form of accession of LLC Antarex to the Company*
2. *To approve the Agreement on Accession and the Transfer Certificate*

*2.2. The summation of the voting results on the issues of agenda shall be committed to the Company registrar OJSC "Registrator R. O. S. T." acting as a calculating commission of 22 November, 2002 at 14:00 hours at Moscow, Stromynka St., 18, building 13.*
*Potapov K. N. shall be appointed Chairman of the special general shareholders' meeting, Novikov V. I. shall be appointed secretary of the special general shareholders' meeting, both shall be in charge of the drawing up of the Minutes of the Meeting.*

*2.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting as of 08 October, 2002 at 19:00 hours.*

*2.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:*
- *annual reports and balance sheets of JSC Sibneft and LLC Antarex as for the last reporting date and for the last 3 financial years;*
- *a conclusion of an independent valuator;*
- *the Agreement on LLC Antarex Accession and the Transfer Certificate;*
- *issues of agenda information.*

*9 members of the Board of Directors took part in the Meeting. Decisions on the second questions of agenda was made unanimously.*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **21.10.2002**
Code: **1300146A21102002**

*At OJSC "Sibneft" Board meeting held on 18 October, 2002 the following resolves were made on the issues of agenda:*

*On the first question: "To approve the market value for buy-back shares of JSC Sibneft."*
*It was resolved:*
*To determine the market value of shares which one to be purchased by the Company from shareholders, who voted against reorganization of JSC Sibneft in the form of accession of LLC Antarex or who didn't take part in the voting, subject to the Conclusion of independent valuer ZAO "International center of valuation" # 47/06/02-PA dated 07.10.2002 in the amount of 52 rubles 26 kopecks per one ordinary share.*

*On the second question: "On the Agreement on Accession of LLC Antarex to JSC Sibneft and transfer certificate to this Agreement"*
*It was resolved:*
*To approve the main terms of the Agreement on Accession of LLC Antarex to JSC Sibneft and to recommend to approve this agreement and transfer certificate by the general shareholders meeting of JSC Sibneft.*

*On the third question: "On the acquisition of the shares of JSC Sibneft"*
*It was resolved:*
*3.1. To acquire ordinary shares of JSC Sibneft in the number of 2 000 (two thousand) at the price of 55 rubles 92 kopecks.*
*3.2. To approve the text of the offer on acquisition of shares and to send it to the shareholders by registered mail till 22 November, 2002*

*On the forth question: "On approving the text of the notice of the Shareholders meeting and of the form and text of the bulletins for voting at the extraordinary general shareholders meeting"*
*It was resolved:*
*4.1. To approve the text of the notice of the extraordinary general shareholders meeting of JSC Sibneft.*

*4.2. To approve the form and text of the bulletins for voting at the extraordinary general shareholders meeting of JSC Sibneft*

*4.3. To charge the registrar to send notice of the Extraordinary Shareholders meeting and bulletins for voting on the questions of agenda to shareholders by registered mail till 22 November 2002 and to publish the announcement of the shareholders meeting in "Rossiyskaya gazeta" till mentioned date.*

*7 members of the Board of Directors from 9 took part in the Meeting. Decisions on all questions of agenda were made unanimously.*

---

*NOTIFICATION*
*of the Extraordinary Meeting of Shareholders of JSC Sibneft*

*Dear Shareholder!*

*Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 22 November, 2002.*

*The date of compilation of the list of shareholders entitled to participate in the Meeting – 08 October, 2002 (at 7:00 p.m.).*

*Agenda of the Meeting:*

1. *To reorganize JSC Sibneft in the form of accession of LLC ANTAREX.*
2. *To approve agreement of accession and transfer certificate.*

*The above-stated questions are submitted to the Shareholders Meeting in connection with Company's policy of optimization of step-by-step accession of the most attractive oil-traders working with the Company.*

*Results of the Extraordinary Shareholders Meeting will be summed up on 22 November, 2002 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13*

*All information, provided to shareholders in preparation for the Meeting, will be available after 22 October, 2002:*

- *at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;*
- *at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;*
- *at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.*
- *at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.*

*Please fill in the bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally.*

*In the event when bulletins are signed by:*

- *shareholder's representative, then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.*
- *representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;*
- *head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.*

*Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 22.11.2002.*

*Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in*

*Russia" (supplement to "Rossiyskaya Gazeta") not later than 10 December, 2002.*

*According to article 75 of Federal Law On Joint Stock Companies in the event that the Extraordinary Shareholders Meeting made the decision on reorganization of the Company a shareholder that didn't take part in the voting or voted against such decision has the right to demand the redemption of all or part of shares belonging to him. The market value of shares which one to be purchased by the Company is determined by the decision of the Board of Directors on the basis of the Conclusion of independent valuer and it amounts to 52 rubles 26 kopecks per one ordinary share of JSC Sibneft. Written request to buy back the shares should be sent to the following address: Russian Federation, 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, OJSC Registrator R.O.S.T. within 45 days since the date of the decision of reorganization. The following information should be stated in the request: address (place of residence) of the shareholder, number of shares offered to buy back.*

*Board of Directors of JSC Sibneft*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **28.10.2002**
Code: **0800146A28102002**

*According to the accounting report the value of assets:*
*- as for the last date of the quarter, previous to the reporting (II quarter 2002) 71.744.490 thousand roubles.*
*- as for the last date of the reporting quarter (III quarter 2002) 96.848.351 thousand roubles.*
*The value of assets increased by 25.103.861 thousand roubles for III quarter 2002.*
*Increasing of the value of assets by 34.99% occurred due to increase in receivables and long term investments.*

*Vice President* *E.Y.Poltorak*

*Chief Accountant* *E.N. Sukharkova*

Date of fact's occurrence (actions): **28.10.2002**
Code: **0900146A28102002**

*According to the accounting report the value of profit was:*
- *resulted for the first half-year period of 2002 1.393.553 thousand roubles;*
- *resulted for the nine-months period of 2002 4.096.576 thousand roubles.*

*The value of profit for III quarter 2002 amounted 2.703.023 thousand roubles.*
*In comparison with the value of profit for III quarter 2002 amounted 1.711.532 thousand roubles the value of profit increased by 991.491 thousand roubles for III quarter 2002. Increase in the value of profit for III quarter 2002 by 57,93% occurred due to increase in the amount of proceeds and decrease in first costs.*

*Vice President* *E.Y.Poltorak*

*Chief Accountant* *E.N.Sukharkova*

Date of fact's occurrence (actions): **29.10.2002**
Code: **0400146A29102002**

*JSC Sibneft has established the subsidiary named LLC "Fin-Trade" with 100 per cent share.*
*Legal address: 141008, Moscow region, Mytischi, Novomytischinskiy Avenue, 19*
*Postal address: 141008, Moscow region, Mytischi, Novomytischinskiy Avenue, 19*
*Date of the changing: 29.10.2002*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **06.11.2002**
Code: **1300146A06112002**

*At OJSC "Sibneft" Board meeting held on 06 November, 2002 the following resolves were made on the issues of agenda:*

*On the second issue of agenda "To approve the major transactions":*
*"2.1. To recommend the Extraordinary General Meeting of Shareholders of JSC Sibneft to approve to make loan to LLC Fin-Trade in the amount in roubles which is equivalent to 1.7 billion US dollars, and to approve mentioned transaction as major transaction at the EGM.*

*2.2. To recommend the Extraordinary General Meeting of Shareholders of JSC Sibneft to approve loan agreements executed by JSC Sibneft from March 2001 till October 2002 as interconnected transactions which are in total make major transaction with the total amount which is equivalent to 2 158 million US dollars and to approve mentioned transaction as major transaction at the EGM."*

*On the third issue of agenda " To hold an extraordinary general shareholders' meeting of JSC Sibneft":*
*"3.1. To hold an extraordinary general shareholders' meeting on 21 December, 2002 in the form of an absentee voting with the following agenda:*

1. *To approve the charter of JSC Sibneft in new edition.*
2. *To approve the major transactions.*

*3.2. The summation of the voting results on the issues of agenda shall be committed to the Company registrar OJSC "Registrator R. O. S. T." acting as a calculating commission of 21 December, 2002 at 14:00 hours at Moscow, Stromynka St., 18, building 13.*
*Potapov K. N. shall be appointed Chairman of the special general shareholders' meeting, Novikov V. I. shall be appointed secretary of the special general shareholders' meeting, both shall be in charge of the drawing up of the Minutes of the Meeting.*

*3.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting as of 06 November, 2002 at 19:00 hours.*

*3.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:*
- *Draft of the charter of JSC Sibneft in new edition;*
- *Information on the questions of agenda;*
- *Recommendations of the Board of Directors for the voting at the EGM"*

*8 members of the Board of Directors from 9 took part in the Meeting. Decisions on the second and third questions of agenda were made unanimously.*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **06.11.2002**
Code: **1500146A06112002**

*At OJSC "Sibneft" Board meeting held on 06 November, 2002 in regards of the third issue of agenda "On Holding an Extraordinary General Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the extraordinary general shareholders' meeting as 06 November, 2002, as of 19:00 hours.*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **19.11.2002**
Code: **1300146A19112002**

*At OJSC "Sibneft" Board meeting held on 19 November, 2002 the following resolves were made on the issues of agenda:*

1. *To insert amendments into the agenda of the EGM.*
2. *To approve the text of the notice of the holding of the EGM.*
3. *To approve the form and text of the voting bulletins at the EGM of shareholders.*

*On the first question:*

*1.1. "To insert the following amendments into the agenda of the Extraordinary General Meeting of shareholders, held on 21 December 2002:*

- *to insert into the agenda the question on approving the new edition of the Regulation on the Board of Directors of JSC Sibneft;*
- *to exclude from the agenda the question on approving the facility agreements, executed by JSC Sibneft, which in aggregate form the major transaction. Examination of this question will be postponed until it will be specified the amount of major loans.*

*1.2. To approve the following agenda of the Extraordinary General Meeting of shareholders, held on 21 December 2002:*

3. *To approve the charter of JSC Sibneft in new edition.*
4. *To approve the Regulation on the Board of Directors of JSC Sibneft in new edition.*
5. *To approve the major transaction."*

*On the second question:*

*"2.1. To approve the text of the notification for shareholders of the holding of the EGM of JSC Sibneft (Annex 1)"*

*On the third question:*

*"3.1. To approve the form and text of the voting bulletins at the EGM of shareholders of JSC Sibneft*
*3.2. To charge the registrar to send notifications of the EGM and bulletins for voting on questions of the agenda to shareholders by the registered mail – till 21 November, 2002 and also to publish till mentioned date the announcement of holding of the Meeting in newspaper "Rossiyskaya Gazeta""*

*9 members of the Board of Directors took part in the Meeting. Decisions on all questions of agenda were made unanimously.*

*Annex 1*

*NOTIFICATION*

*of the Extraordinary Meeting of Shareholders of JSC Sibneft*

*Dear Shareholder!*

*Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 21 December, 2002.*

*The date of compilation of the list of shareholders entitled to participate in the Meeting – 06 November, 2002 (at 7:00 p.m.).*

*Agenda of the Meeting:*

6. *To approve the Charter of JSC Sibneft in new edition.*

7. *To approve the Regulation on the Board of Directors of JSC Sibneft in new edition.*
8. *To approve major transaction.*

*Results of the Extraordinary Shareholders Meeting will be summed up on 21 December, 2002 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13*

*All information, provided to shareholders in preparation for the Meeting, will be available after 21 November, 2002:*

- *at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;*
- *at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;*
- *at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.*
- *at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.*

*You may also find all information materials for the shareholder's meeting at our web-site in Internet www.sibneft.ru.*

*Please fill in the bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally.*

*In the event when bulletins are signed by:*

*shareholder's representative, then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.*

*representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;*

*head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.*

*Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 21.12.2002.*

*Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 15 January, 2003.*

*Vice President* *E.Y.Poltorak*

Date of fact's occurrence (actions): **28.11.2002**
Code: **1200146A28112002**

*Extraordinary Meeting of Shareholders of JSC Sibneft was held on 22 November, 2002.*
*Form of the Meeting - absentee voting.*

*The questions for voting, the results of the voting, the decisions of the EGM:*

*1. To reorganize JSC Sibneft in the form of accession of LLC ANTAREX.*
*Decision: To reorganize JSC Sibneft in the form of accession of LLC ANTAREX.*
*The results of the voting: At the date of receiving voting bulletins 849 bulletins #1 were received from shareholders, which own in aggregate of 4 139 420 740 votes, which is 87,3056% from the total quantity of voting shares of the Company. There was the quorum for making the decision.*

*"For" – 4 139 278 403 votes or 99.9964% of votes.*
*"Against" – 75 866 votes or 0.0018% of votes.*
*"Abstain" – 55 037 votes or 0.0014% of votes.*

*2. To approve agreement of accession and transfer certificate.*
*Decision: To approve the agreement of accession of LLC ARGUS to JSC Sibneft and the transfer certificate*
*The results of the voting: At the date of receiving voting bulletins 852 bulletins #2 were received from shareholders, which own in aggregate of 4 139 427 234 votes, which is 87,3058% from the total quantity of voting shares of the Company. There was the quorum for making the decision.*

*"For" – 4 139 278 888 votes or 99.9964% of votes.*
*"Against" – 75 866 votes or 0.0018% of votes.*
*"Abstain" – 55 637 votes or 0.0014% of votes.*

*President* *E.M. Shvidler*

Date of fact's occurrence (actions): **03.12.2002**
Code: **0700146A03122002**

*In accordance with the executed loan agreements OJSC "Sibneft" has received the loan in the total amount of 500.000.000 US dollars. The lender - bank "Salomon Brothers AG" financed the loan through the extra issue of the bonds with the maturity on January 2009 with fixed income in the form of half-year coupon at the rate of 10,75%.*

*President* *E.M. Shvidler*

Date of fact's occurrence (actions): **21.12.2002**
Code: **1200146A21122002**

*Extraordinary Meeting of Shareholders of JSC Sibneft was held on 21 December, 2002.*
*Form of the Meeting - absentee voting.*

*The questions for voting, the results of the voting, the decisions of the EGM:*

*QUESTION 1 " To approve the Charter of JSC Sibneft in new edition ".*
*Decision: To approve the Charter of JSC Sibneft in new edition.*
*The results of the voting:*
*At the date of receiving voting bulletins 1 051 bulletins #1 were received from shareholders, which own in aggregate of 4 356 770 843 votes, which is 91,8898% from the total quantity of voting shares of the Company. There was the quorum for making the decision on the question 1.*

*"For" – 4 356 372 368 votes or 99,9909% of votes.*
*"Against" – 43845 votes or 0,0010% of votes.*
*"Abstain" – 133447 votes or 0.0031% of votes.*

*QUESTION 2 "To approve the Regulation on the Board of Directors of JSC Sibneft in new edition ".*
*Decision: To approve the Regulation on the Board of Directors of JSC Sibneft in new edition*
*The results of the voting:*
*At the date of receiving voting bulletins 1 052 bulletins #2 were received from shareholders, which own in aggregate of 4 358 866 949 votes, which is 91,9340% from the total quantity of voting shares of the Company. There was the quorum for making the decision on the question 2.*

*"For" – 4 356 408 984 votes or 99,9436% of votes.*
*"Against" – 2 141 713 votes or 0,0491% of votes.*
*"Abstain" – 98 673 votes or 0.0023% of votes.*

*QUESTION 3 «To approve major transaction».*
*There was NOT MADE the decision: To approve the execution of the Loan Agreement between JSC*

*Sibneft and LLC Fin-Trade at the amount in roubles in equivalent to 1.700.000.000 US dollars. Lender – JSC Sibneft, borrower – LLC Fin-Trade*

*The results of the voting:*

*At the date of receiving voting bulletins 1 050 bulletins #3 were received from shareholders, which own in aggregate of 4 357 352 262 votes, which is 91,9021% from the total quantity of voting shares of the Company. There was the quorum for making the decision on the question 3.*

*"For" – 6 798 654 votes or 0,1560% of votes.*

*"Against" – 21 323 469 votes or 0,4894% of votes.*

*"Abstain" – 4 329 003 278 votes or 99,3494 % of votes..*

*President* *E.M. Shvidler*

Date of fact's occurrence (actions): **26.12.2002**
Code: **0400146A26122002**

*JSC Sibneft acquired a share in the Charter Capital of Limited Liability Company "Krasnoyarsk-Oil-Service":*
*Legal address: 660049, Krasnoyarsk, Severnoe Highway, 23 G*
*Postal address: 660049, Krasnoyarsk, Severnoe Highway, 23 G*
*Share of the Issuer in the Charter Capital of LLC "Krasnoyarsk-Oil-Service":*
*Before changing – 0%*
*After changing – 19.9778%*

*Date of the changing: 26.12.2002*

*Vice President* *T.A. Breeva*

**43. Information on reorganization of the Issuer, its subsidiariesand affiliates.**
*According to the decisions of Extraordinary Shareholder's Meetings dated 22 November, 2002 there was made the reorganization of JSC Sibneft in the form of accession of the company (oil-trader) LLC "ANTAREX".*
*JSC Sibneft is the assignee of LLC "ANTAREX" in accordance with the decision of Extraordinary Shareholder's Meetings dated 21 December, 2002 to insert amendments into the Charter of JSC Sibneft.*

*In accordance with the decision of the meeting of the Board of Directors on 14 January, 2003 it will held an extraordinary general meeting of shareholders of JSC Sibneft on 28 February 2003 on the question of agenda "To reorganize JSC Sibneft in the form of accession LLC UNIKAR".*

**44. Additional material information.**
*This Clause includes The Report on Compliance with Corporate Governance Principles, prepared in accordance with FSC Order No. 421/r of April 4, 2002, which recommends to joint-stock companies to disclose information of observance to specific regulations of the Corporate Governance Code, approved at the Meeting of the Government of Russian Federation on 28 November, 2001.*

**The Report on Compliance with Corporate Governance Principles was prepared in accordance with Federal Securities Commission Order No. 421/r of April 4, 2002 that recommends joint stock companies to disclose information on compliance with concrete provisions of the Corporate Governance Code approved by the Government of the Russian Federation on April 28, 2001**

The Report on Compliance with Corporate Governance Principles established by the Code is an enlarged review of the existing practice of observing governance standards for the benefit of financially-interested persons. A more detailed picture may be obtained by analyzing the Articles of Incorporation, the regulations on the governing and controlling bodies of the company, and the information it discloses.

The report is structured in accordance with the Corporate Behavior Principles set forth in the Code, which in turn are based on the OECD Principles, elaborated in 1999 by experts of the Organization for Economic Development and Trade. The OECD Principles are unified indicators of corporate governance in various national and legal environments that serve as the basis for methodologies used for rating issuers in terms of corporate governance and credit worthiness.

**Introduction**

The highest governing body of the Company is the general shareholders meetings. The shareholders are the owners of two placed issues of ordinary registered stock of identical nominal value. The shares of both issues give their holders identical rights. The Board of Directors is elected by the shareholders for determining strategic objectives and ensuring the rights and legitimate interests of the shareholders. The Board of Directors appoints the Management Board for operational management. The President of the company is elected by the general shareholders meeting.

The rights and duties of the shareholders and the governing bodies as well as the procedures for exercising them are established in accordance with existing laws by the following documents endorsed by the shareholders meeting: the Articles of Incorporation, the Regulations on the General Shareholders Meeting, the Regulations on the Board of Directors, the Regulations on the Management Board, the Regulations on the President, the Regulations on the Information Policy; as well as by the following documents endorsed by the Board of Directors: the Corporate Governance Charter (adopted in 1998), the Regulations on the Audit Committee, the Regulations on the Personnel and Remuneration Committee, and the Regulations on the Committee on the Work with Minority Shareholders.

*The first principle*

***"The corporate governance practices should give the shareholders a real opportunity to exercise their rights connected with their participation in the company".***

*The second principle*

***"The corporate governance practices should ensure equal treatment of shareholders who own the same number of shares of the same type (category)".***

**A company shareholder has the right to:**

- freely dispose of the shares he owns and to alienate them without the consent of other shareholders and the company;
- receive a dividend income;
- have the preemptive right to purchase additional shares placed through open subscription;
- demand the buyout of his shares in cases provided for in the law and the company's Articles of Incorporation;
- have the preemptive right to purchase additional shares placed through closed subscription if such shares were not used to vote on the matter or voted against it;

- regularly and timely receive information and documents as provided for in the Regulations on the Information Policy, take part in the discussion of issues at the general shareholders meetings, and request explanations at the annual general shareholders meeting from officials who serve on the management and controlling bodies, and receive such explanations;

- exercise other rights provided for in legislation, the Articles of Incorporation, and decisions of the general shareholders meeting adopted within its jurisdiction.

All shareholders have the same right to participate in the running of the company by exercising their right to vote by the "one share--one vote" principle on all issues that are within the jurisdiction of the general shareholders meeting.

In electing members of the Board of Directors of the company, cumulative voting is used. A shareholder has the right to act through his duly authorized representative.

The shareholder(s) who jointly own 2 and more percent of voting shares have the right to demand the convocation of a meeting of the Board of Directors on certain issues, the list of which is determined by the Articles of Incorporation.

The shareholder(s) who jointly own at least 10 percent of voting shares have the right to demand the convocation of an extraordinary shareholders meeting.

The shareholder(s) who jointly own at least 2 percent of voting shares have the right to submit issues for the agenda of the general shareholders meeting and nominate candidates to the Board of Directors and the Auditing Commission of the company, as well as a candidate for the post of President.

The shareholder who has less than 2 percent of voting shares is considered a minority shareholder. With a view to ensuring additional guarantees of the rights and interests of this category of shareholders, the Board of Directors has created the Committee on the Work with Minority Shareholders, where two out of its seven members are minority shareholders with a non-voting mandate.

**The exercising of rights is guaranteed by:**

- **the reliable stock ownership accounting system.** Since 1996 the registrar of the company's shares has been a specialized registrar -- ZAO Fondovaya Registratsionnaya Kompaniya that was later reorganized into OAO Registrator R.O.S.T. The registrar has a flawless reputation and is one of the top five registrars in Russia. The registrar has been acting as the counting commission at all OAO Sibneft shareholders meetings since 1996. The registrar is located in Moscow and has a ramified network of branches across Russia. The authorized depositary that keeps a record of rights to the issued ADRs is the Bank of New York.

- **the high liquidity of the company's stock.** The company's stock is among the ten most liquid stocks of Russian issuers. They have been put on the A1 quotation list of the Moscow Interbank Currency Exchange, and the A2 quotation list of the RTS Stock Exchange. ADRs are traded on the Frankfurt Stock Exchange and the Berlin Stock Exchange.

- **the dividend policy of the company secured by the long-term development strategy**. The company plans to pay at least 15 percent of its net profit, obtained as of the end of the reporting period, in the form of dividends. The total amount of dividends paid by the company to its shareholders in 2001 stood was about $1 billion.

- **the lack of dilution risks.** The adoption of decisions to place new issues of shares in accordance with the declared quantity falls under the jurisdiction of the general shareholders meeting. The first issue of shares was placed through open subscription in 1995 when the company was founded. The second issue of 4.97 percent of the first one was placed through closed subscription in 1999. The structure of the company's assets is transparent and is not complicated by property cross control.

- **the company's information transparency**. The company's practices are consistent with the high standards of information openness. In September 2002, the general shareholders meeting endorsed the Regulations on the Information Policy, which consolidate all legal disclosure requirements and the obligations voluntarily established by the company. It guarantees the shareholders convenient and inexpensive access to accurate and operational information in the form of documents and in the electronic form. The company's corporate web site (www.sibneft.ru) offers a large amount of constantly updated information in Russian and English. The company provides annual and semiannual financial reports consistent with US GAAP standards. At least 30 days before the general shareholders meeting, a convocation notice is published in Rossiiskaya Gazeta (the official media of the Russian government). The shareholders and ADR holders get free materials on the agenda of the meeting and the Board of Directors' recommendations (through the depositary bank -- the Bank of New York).

- **the company's strict compliance with procedures for preparing the convocation of and conducting shareholders meetings that have been established by the law and specified in the Articles of Incorporation.** No corporate conflicts have occurred in the company since its creation. In accordance with the Depositary Agreement signed by OAO Sibneft and the Bank of New York, the latter cannot make independent decisions in the course of voting. The holders of ADRs issued for the company's shares have the opportunity to exercise their right to vote on all issues that are within the jurisdiction of the shareholders meeting by voting separately on each issue. The Bank of New York issues a bulletin for the consolidated number of actual votes cast. All shareholders enjoy equal conditions for conveniently exercising their right to vote. In the year 2002, five general shareholders meetings were held. At the annual meeting, the shareholders endorsed, among other things, the new versions of the Articles of Incorporation and of the Regulations on Governing and Controlling Bodies to reflect changes in Russian legislation and additional provisions aimed at protecting the rights of shareholders. Two extraordinary meetings adopted decisions to reorganize the company by incorporating oil trading companies. The shareholders who did not attend the meeting or who voted against were given an opportunity to demand the buyout of their shares at the market value determined by the Board of Directors on the basis of an independent appraiser's report.

*The third principle*

***"The corporate governance practices should enable the Board of Directors to carry out the strategic management of the company and exercise effective control over the performance of the company's executive bodies, as well as the accountability of the members of the Board of Directors to its shareholders".***

**The Board of Directors:**

- acts in the interests of all shareholders and the company, taking into account the interests of persons connected with the company's operations;

- ensures the exercising and the protection of the rights of all shareholders;

- determines the company's development strategy, the main purpose of which is to create such a production potential that will secure the steady growth of the company's assets and profit;

- carries out the general management of the company, appoints members of the Management Board and ensures the effective work of executive bodies, including by using an efficient system of control over the implementation by the management of decisions adopted by the shareholders meeting and the Board of Directors;

- has broad powers and is accountable to the shareholders.

The annual shareholders meeting on June 28, 2002 elected, through cumulative voting, a nine-member Board of Directors, to which three independent directors were elected, while executive directors (members of the company's Management Board) made up less than one-fourth of the total. The Declaration of Independence, signed by the independent directors, lays down the criteria of independence that exceed the criteria recommended by the FSC Code. The directors' professional qualities and experience ensure the effective

operation of the Board of Directors, and the presence of independent directors, accredited by the Association of Independent Directors and the Russian Institute of Directors helps increase investors' confidence in the company. The Chairman of the Board of Directors has been holding this office for five years and has a reputation of an excellent professional in the company's field. The Board of Directors met 20 times over the past year, it adopted decisions on major transactions, on the convocation of meetings and on issues related to their preparation, as well as on the participation in other companies, it endorsed the company's annual business plan and considered its strategic development plans (sales policy, etc.).

The Board of Directors constantly worked to improve the corporate governance system, including by incorporating the recommendations contained in the national Corporate Behavior Code into the documents regulating the work of the company's governing bodies.

The Articles of Incorporation require a special quorum at the Board of Directors meetings for the adoption of decisions that are of considerable importance: the presence and/or the availability of the written opinion of at least six members of the Board of Directors, including independent ones, but not less than half of the total number of incumbent independent directors.

The recommendation in the national Code to introduce the post of Corporate Secretary was not accepted because in the present effective structure of the company the functions of the corporate secretary are part of the functions of the company's staff members.

In 1998, following the adoption by the company of the Corporate Governance Charter, the Board of Directors set up the following committees: on the use of assets, on appointments, on audit, on remuneration, and on work with minority shareholders. In 2002 the Board of Directors reorganized these committees, approved new versions of the Regulations and appointed new members of the committees. At present there are three committees under the Board of Directors, each of which is headed by an independent director: the Audit Committee, the Committee on Personnel and Remuneration, and the Committee on the Work with the Minority Shareholders.

The Audit Committee prepares recommendations with regards to the candidatures of internationally recognized independent outside auditors, evaluates the quality of their services and determines remuneration for them, analyzes financial reports and the results of audits before submitting them to the Board of Directors, exercises control over the efficiency of internal control and risk management systems.

The Committee on Personnel and Remuneration develops recommendations for the evaluation of the work and remuneration of people who serve on the company's governing bodies and for the main principles of the personnel policy, as well as recommendations for the selection of candidates to the governing bodies.

The Committee on the Work with Minority Shareholders has been operating under the Board of Directors since 1999. The committee conducts systematic monitoring of all issues pertaining to the rights of minority shareholders, develops recommendations for additional measures that guarantee respect for minority shareholders' interests, evaluates the work of the company's registrar, etc. Minority shareholders with a non-voting mandate serve on this committee.

***The fourth principle***

***"The corporate governance practices should give the company's executive bodies an opportunity to carry out the day-to-day management of the company in a reasonable and scrupulous manner in the interests of the company, as well as ensure the accountability of executive bodies to the Board of Directors of the company and its shareholders".***

The Management Board and the President of the company are executive bodies that carry out day-to-day management of the company. The Management Board and the President are accountable to the company's Board of Directors.

The Management Board is appointed by the Board of Directors of the company for five years, unless the Board of Directors decides otherwise. The powers of any member of the Management Board may be terminated ahead of time by the Board of Directors.

The Management Board consists of three members: the President, the Vice President for Finance and the First Vice President.

The President is elected by the general shareholders meeting for five years unless the general shareholders meeting establishes a different term.

In accordance with the Articles of Incorporation, the Board of Directors is empowered to adopt decisions that suspend the powers of the President of the company.

Executive bodies fulfill primarily the task of achieving the set goals and implementing the company's strategy and policy, and carry out the decisions of the Board of Directors and the general shareholders meeting scrupulously, timely and effectively. The Management Board develops financial and economic plans and programs and submits them to the Board of Directors. The Management Board is responsible for the proper operation of the internal control and risk management systems.

***The fifth principle***

***"The corporate governance practices should ensure a timely disclosure of full and accurate information about the company, including its financial position, economic indicators, the structure of property and management, so that the shareholders and investors could adopt substantiated decisions."***

The company's practices are consistent with the high standards of information openness. In September 2002, the general shareholders meeting endorsed the Regulations on the Information Policy that consolidates all legislative disclosure requirements and obligations voluntarily established by the company.

The main principles of the information policy are:

- giving all interested persons equal opportunities for accessing information and documents;
- the equality of all shareholders and their representatives in terms of accessing information and documents;
- timely disclosure and information;
- completeness and accuracy of information disclosed;
- securing access to information;
- confidentiality with regard to information that constitutes corporate or commercial secrets, and control over the use of insider information.

The company's corporate web site (www.sibneft.ru) contains all information, the volume of which is determined by the Regulations on the Information Policy. All contacts with investors, analysts and mass media are made by authorized officials of the company's divisions: Investor Relations and Public Relations.

Since 1996 Sibneft has been publishing audited financial reports in accordance with international US GAAP accounting standards.

***The sixth principle***

*"The corporate governance practices should ensure effective control over the company's financial and economic activities for the purpose of protecting the rights and legitimate interests of its shareholders"*

Control over the financial and economic activities of the company is exercised by the Board of Directors, the Audit Committee under the Board of Directors, the Auditing Commission, and an independent auditor. The company has created an efficient internal control system, which includes the Internal Audit and Accounting Methodology Department, the Law Department, etc. The Operational Council is a collegiate advisory body that works under the direction of the President of the company to ensure coordination among various divisions and monitors the implementation of production and financial and economic plans and programs of the company and its subsidiaries.

The Audit Committee under the Board of Directors is empowered to exercise control over the effectiveness of the risk management system and the system of internal control over the company's financial and economic activities.

The company's auditor is confirmed by the general shareholders meeting on the basis of proposals made by the Board of Directors and prepared with the participation of the Audit Committee. The auditor's remuneration is determined by the Board of Directors on the basis of recommendations issued by the Audit Committee. The company's auditor attends the annual shareholders meeting and gives explanations regarding all questions that may arise.

The three-member Auditing Commission is elected by the general shareholders meeting. It acts independently and is not bound in its work by the views and instructions of the company's officials.

The Auditing Commission's jurisdiction includes: examining financial documents and reports; analyzing the correctness and completeness of accounting, tax, management and statistical reports; analyzing the company's financial position, its solvency, and asset liquidity, the equity to loans ratio and the net asset to charter capital ratio; identifying ways to upgrade the economic status of the company; developing recommendations for governing bodies; verifying the timeliness and correctness of payments; confirming the authenticity of the information included in the company's annual reports and annual accounting reports; examining the legitimacy of decisions adopted by governing bodies.

The financial and economic activities are audited based on the results of annual performance, as well as at any other time as may be decided by the Auditing Commission, the general shareholders meeting, the Board of Directors or as may be demanded by a shareholder (shareholders) who jointly own not less than 10 percent of voting shares. The Auditing Commission is empowered to demand the convocation of an extraordinary shareholders meeting or of a meeting of the Board of Directors.

The FSC Corporate Behavior Code contains recommendations regarding the creation of an additional controlling and auditing service in joint stock companies. However, these recommendations are not backed up by appropriate legislation.

## B. Business and Financial Overview

**45. Annual consolidated financial statements for the past three years.**
*Not published*

**46. Financial statements on reporting quarter.**
*Please see Appendix*

**47. Facts, which have entailed increase or decrease of assets of the Issuer by more than 10% in the reporting quarter**
*Not published in the report for IV quarter*

**48. Facts, which have entailed increase of profit (loss) of the Issuer by more than 20% in the reporting quarter in comparison with the previous quarter**

*Not published in the report for IV quarter*

**49. Information on accumulation and distribution of the Reserve and other special funds of the Issuer.**

*The Reserve Fund amounts to RUR 1 083 935, the funds have not been used within the reporting period. According to the Federal Law No. 208-ФЗ, dated 26 December 1995, the amount of Company's Reserve Fund should be determined in the Company's Charter but shouldn't be less than 5% of the Charter Capital. Due to the increase in the Charter Capital (changes registered by Resolution OGRP №229-n dated May 19, 1999) the Reserve Fund should amount to RUR 1 137 912, currently the Reserve Fund is not fully accumulated.*

*The Subsidiaries Support Fund amounts to RUR 818 796 000. During the reporting period funds have not been used.*

**50. Transactions, which took place in the reporting quarter, to the amount larger than 10% of the value of assets at the end of the previous quarter**

50.1 Date of execution of transaction: **03.12.2002**

Subject and description of transaction:

It was received the loan through the issue by the lender "Salomon Brothers AG" of the bonds with the maturity on January 2009 with fixed income in the form of half-year coupon at the rate of 10,75%.

Total amount (cost) of funds received (expended) by the Issue under transaction:

*(RUR) 15 929 800 000*

Share in the assets of the Issue of the amount (cost) of funds received (expended) by the Issue under transaction:

*16.45%*

Counterparts and beneficiary parties under transaction:

50.1.1 Name: ***Salomon Brothers AG***

Postal address: ***Frankfurter Welle Reuterweg 16, 60323 Frankfurt am Main, Federal Republic of Germany***

Telephone number: ***(49 69) 23 25 70***

Fax:

Persons, who are an interested party on this transaction in accordance with the Law of Russian Federation:

Authorized body of the Issue, which has made the decision of entering into deal: ***Management Board***

The date of making decision to enter into deal:

**51. Information on the distribution of the finance raised by the issues of securities.**

***No such distributions***

**52. Loans, obtained by the Issuer and its subsidiaries in the reporting quarter.**

Information on the value of loans obtained by the Issuer on the date of the reporting quarter ending:

| Indicator | On the beginning of the year | Received | Repaid | On the end of the reporting quarter |
|---|---|---|---|---|
| | *RUR* | *RUR* | *RUR* | *RUR* |
| Long-term bank loans | 18 702 096 667 | 102 629 915 674 | 56 642 192 839 | 64 689 819 502 |
| including overdue loans | | | | |
| Other long-term loans | | 1 036 109 921 | 1 036 109 921 | |
| including overdue loans | | | | |
| Short-term bank loans | 5 877 300 000 | 28 352 553 827 | 33 337 570 627 | 892 283 200 |
| including overdue | | | | |

| | | | | |
|---|---|---|---|---|
| loans | | | | |
| Bank loans for employees | | | | |
| including overdue loans | | | | |
| Other short-term loans | 2 878 693 186 | 6 615 364 922 | 8 102 435 106 | 1 391 623 002 |
| including overdue loans | | | | |

**53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reporting quarter.**
Information on accounts receivable and accounts payable of the Issuer on the date of the reporting quarter ending:

| Indicator | On the beginning of the year | Received | Repaid | On the end of the reporting quarter |
|---|---|---|---|---|
| | *RUR* | *RUR* | *RUR* | *RUR* |
| 1) Accounts receivable: | | | | |
| short term | 24 340 958 000 | | | 63 301 229 |
| including short term overdue | | | | |
| including overdue for more than 3 months | | | | |
| including: | | | | |
| long term | | | | |
| including long term overdue | | | | |
| including overdue more than 3 month | | | | |
| including: | | | | |
| TOTAL ACCOUNTS RECEIVABLE | | | | |
| 2) Accounts payable: | | | | |
| short term | 10 628 567 000 | | | 20 999 274 |
| including short term overdue | | | | |
| including overdue for more than 3 months | | | | |
| including: | | | | |
| long term | | | | |
| including long term overdue | | | | |
| including overdue for more than 3 months | | | | |
| including: | | | | |
| TOTAL ACCOUNTS PAYABLE | | | | |
| Security: | | | | |
| received | 944 729 850 | 33 747 044 | 61 234 102 | 917 242 792 |

| | | | | |
|---|---|---|---|---|
| including security from third parties | 944 729 850 | 33 747 044 | 61 234 102 | 917 242 792 |
| including: | | | | |
| | | | | |
| issued | 502 000 000 | 58 322 503 602 | 57 814 503 602 | 1 010 000 000 |
| including security issued to third parties | 502 000 000 | 58 322 503 602 | 57 814 503 602 | 1 010 000 000 |
| including: | | | | |
| 3) Promissory notes: | | | | |
| Issued promissory notes | 72 534 458 | 1 017 000 | 47 641 620 | 25 909 838 |
| including overdue promissory notes | 19 549 847 | | 19 517 347 | 32 500 |
| including: | | | | |
| | | | | |
| Received promissory notes | | 16 733 998 932 | 16 733 770 932 | 228 000 |
| including overdue promissory notes | | | | |
| including: | | | | |
| | | | | |

**54. Financial investments of the Issuer.**

Information on the financial investments of the Issuer on the date of the reporting quarter ending:

| | **Investments on the date of the reporting quarter ending (RUR)** | | |
|---|---|---|---|
| | **Short term (less than 12 months)** | **Long term (more than 12 months)** | **Total** |
| Investments into securities of the Russian Federation | | 57 766 102 | 57 766 102 |
| Investments into securities of the subjects of the Russian Federation | | | |
| Investments into securities of institutions of local governing | | | |
| Investments into securities, shares of other companies | | 12 533 845 325 | 12 533 845 325 |
| Investments into bonds and other debt obligations | 107 219 846 | 34 199 148 | 141 418 994 |
| Other loans | 20 608 270 918 | 7 246 402 954 | 27 854 673 872 |
| | | | |
| Investments into subsidiaries of the Issuer | 1 335 918 766 | 18 240 573 913 | 19 576 492 679 |
| Investments into affiliates of the Issuer | 118 361 613 | 63 951 734 | 182 313 347 |

**Financial investments into companies that were liquidated in accordance with the legislation of the Russian Federation**

| **Company name** | **Liquidation date** | **Authority body that made decision on liquidation** | **Investments (RUR)** |
|---|---|---|---|
| | | | |
| Total | | | |

**Financial investments into companies that were declared bankrupt in accordance with the legislation of the Russian Federation**

| **Company name** | **Liquidation date** | **Authority body that made decision on** | **Investments (RUR)** |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | liquidation | |
| | | | |
| Total | | | - |
| Value of assets of the Issuer on the date of the reporting quarter ending (RUR) | | | |

**Financial investments into companies investments in which make up not less than 10% of assets of the Issuer on the date of the reporting quarter ending**

| Company name | Investments (RUR) | Share in assets |
|---|---|---|
| | | |
| Total | | |

**55. Essential information on financial activities**

## C. Description of the Securities

**56. Issuer's shares.**

Issue No: *1*
Category: *ordinary*
Form of security issue: *registered, non-documentary*
Nominal value of one share (RUR): *0.0016*

Number of shares: *4 516 396 250*
Total amount of issue: *7 226 234*

Information about state registration of issue:
Date of registration: *October 17, 1995*
Registration number: *52-1n-0796*
The Registrar: *Finance Departments*

Type of placement: *placement among founders*
Term of placement: *from October 31, 1995 to May 31, 1997*

The state of issue: *placement is completed*
Actual amount of securities placed in accordance with registered report: *4 516 396 250*

Information about state registration of issue:
Data of registration: *August 10, 1998*
The Registrar: *Federal Securities Commission of the Russian Federation*

The Restriction on Circulation of the Securities (if any):
*The circulation of the Securities is not restricted*

The market information on issued securities:
*Shares are traded on the following markets: Russian trade system (RTS), Closed JSC "MISEX", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.*

*Programme of American Depository receipts (ADR) of the first level*

*I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.*

*II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).*

***The depository bank is The Bank of New York.***
***The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.***
***ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.***

Additional relevant information on the issued securities:
***On 01 January 2003 American Depository receipts accounted 4,628 per cent of placed shares of the Issuer.***

Issue No: ***2***
Category: ***ordinary***
The form of share issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***
Number of shares: ***224 903 389***
Total amount of issue: ***359 845.4224***

Information about state registration of issue:
Date of registration: ***December 16, 1998***
Registration number: ***1-02-00146-A***
The Registrar: ***Federal Securities Commission of the Russian Federation***

Type of placement: ***closed subscription***
Term of placement: ***from January 14, 1999 to March 16, 1999***

The state of issue: ***placement is completed***
Actual amount of security placed in accordance with registered report: ***224 903 389***

Information about state registration of issue:
Data of registration: ***April 26, 1999***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
***The circulation of the Securities on the secondary market is not restricted***

The market information on issued securities:
***Shares are traded on the following markets: Russian trade system (RTS), non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.***

***Programme of American Depository receipts (ADR) of the first level***

***I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.***

***II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).***

***The depository bank is The Bank of New York.***
***The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.***
***ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.***

Additional relevant information on the issued securities:
***On 01 January 2003 American Depository receipts accounted 4,628 per cent of placed shares of the Issuer.***

**57. Information on Issuer's bonds.**

*No bonds issues*

## D. Other Information on Securities.

58, 59, 60. Shareholder's rights. Dividends paid.

Category of shares: ***ordinary***

Form of shares: ***registered non-documentary***

The full name of the category/type of shares: ***ordinary registered non-documentary shares***

The owner's rights this category (type):

***Rights of the holders of shares of all categories (types):***

***to alienate the shares held by them without the consent of other shareholders and/or the Company;***

***the shareholders of the Company shall have the preferred right to buy additional shares and emission securities convertible into shares, when they are placed through closed subscription, in quantities proportionate to the quantity of the shares of the respective category (type) held by them;***

***the shareholders of the Company who have voted against the placement of shares or emission securities convertible into shares through closed subscription or who have not participated in the vote on this matter shall have the preferred right to buy additional shares and emission securities convertible into shares, when they are placed through closed subscription, in quantities proportionate to the quantity of the shares of the respective category (type) held by them. The said right shall not apply to the placement of shares or other emission securities convertible into shares through closed subscription exclusively among shareholders in the event shareholders can acquire a whole number of placed shares or other emission securities convertible into shares in quantities proportionate to the quantity of the shares of the respective category (type) held by them;***

***to receive a share of net profits (dividends) to be distributed between shareholders as prescribed by the law and the Charter depending on the category (type) of the shares held by him/her;***

***to receive part of the property of the Company (liquidation quota) remaining after the liquidation of the Company in proportion to the quantity of the shares of the respective category (type) held by him/her;***

***to have access to the documents of the Company as prescribed by the law and the Charter and to obtain copies thereof for pay;***

***to exercise other rights as prescribed by the laws, the Charter and decisions passed by the shareholders' general meeting within its terms of reference.***

***Ordinary Shares***

***Every ordinary share of the Company shall have equal face value and entitle its holder to an equal amount of rights.***

***Under the Federal Law On Joint-Stock Companies the holders of ordinary shares of the Company can attend the shareholders' general meeting with the right to vote on matters within its terms of reference, and also have the right to receive dividends, and in the event of the liquidation of the Company the right to receive part of its property (liquidation quota).***

***Voting Shares***

***The voting share shall be a share entitling its holder to the right to vote on all matters within the terms of reference of the general meeting or on individual matters within its terms of reference.***

***The share carrying the right to vote on all matters within the terms of reference of the general meeting shall be:***

***a fully paid ordinary share, with the exception of the shares at the disposal of the Company.***

***The shares carrying the right to vote on all matters within the terms of reference of the shareholders' general meeting shall entitle their holder to the right:***

***to participate in voting (including by proxy) at the shareholders' general meeting on all questions within its terms of reference;***

***to nominate candidates for the agencies of the Company under the procedures and terms and conditions envisaged by the law and by the Charter;***

***to make proposals for the agenda of the shareholders' annual general meeting under the procedures and terms and conditions envisaged by the law and by the Charter;***

***to request to see the list of persons entitled to attend the shareholders' general meeting under the procedures and terms and conditions envisaged by the law and by the Charter;***

***to have access to the accounting records and documents under the procedures and terms and conditions envisaged by the law and by the Charter;***

***to request the convocation of an extraordinary general meeting of shareholders and/or verification of the financial and business operations of the Company by the auditing commission under the procedures and terms and conditions envisaged by the law and by the Charter;***

***to request the buyout by the Company of al or part of his/her shares in cases prescribed by the law.***

The dividends paid on the shares of this category (type):

Period: ***1999, IV quarter***
Amount of dividends accrued on one stock: ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2000, III quarter***
Amount of dividends accrued on one share (RUR): ***0.3***
The total amount of dividends accrued on shares of this category (RUR): ***1 422 389 891.7***
Total amount of dividends actually paid out on the shares of this category (RUR): ***1 422 018 172.67***

Period: ***2000, IV quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, III quarter***
Amount of dividends accrued on one share (RUR): ***3.79***
The total amount of dividends accrued on shares of this category(RUR): ***17 969 525 631***
Total amount of dividends actually paid out on the shares of this category (RUR): ***17 966 492 749.759998***

Period: ***2001***
Amount of dividends accrued on one share (RUR): ***2.32***
The total amount of dividends accrued on shares of this category(RUR): ***10 999 815 162.4***
Total amount of dividends actually paid out on the shares of this category (RUR): ***10 997 198 702.450001***

Period: ***2002, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2002, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***0***

Period: ***2002, III quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***0***

Period: *2002*
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***0***

**61. The Restriction on Circulation of the Securities.**

Please see item 56 and 57

**62. Other Relevant Information on the Securities.**

***According to the Charter of the Company:***

***Dividend shall be part of the net profits of the Company that is distributed among shareholders in proportion to the shares of the respective categories and types that are held by them.***

***The Company shall have the right to take decision on (announce) the payment of dividends on placed shares. Decision on the payment of dividends, the amount of dividend and the form of its payment on the shares of each category (type) shall be taken in accordance with the requirements of the Federal Law On Joint-Stock Companies. The amount of the dividend may not be higher than that suggested by the Board of Directors of the Company.***

***The dividend shall be paid in cash unless otherwise stipulated by the decision of the shareholders' general meeting on the payment of dividends.***

***The deadline for the payment of dividends is May 31 of the year following the year in which the decision was taken on the payment of dividends, unless otherwise established by the decision on the payment of dividends.***

***In taking the decision on (announcing) the payment of dividends, the Company shall comply with the restrictions prescribed by federal laws.***